UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Subject Company)

GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

390607109

(CUSIP Number of Class of Securities)

Vivienne R. Schiffer

Senior Vice President, Chief Legal Officer,

Chief Compliance Officer and Corporate Secretary

Great Lakes Dredge & Dock Corporation

9811 Katy Freeway, Suite 1200

Houston, Texas 77024

(346) 359-1010

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

John P. Kelsh

Scott R. Williams

Leigh B. Rorick

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company” or “GLDD”). The address of GLDD’s principal executive office is 9811 Katy Freeway, Suite 1200, Houston, Texas. The business telephone number of GLDD’s principal executive office is (346) 359-1010.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is GLDD’s common stock, par value $0.0001 per share (the “Common Stock”). It is expected that as of the close of business on March 30, 2026, (except as noted below), there will be (i) 67,433,542 shares of Common Stock issued and outstanding (excluding any shares of Common Stock that may be issued under the Company ESPP (as defined below) after March 4, 2026), (ii) 1,052,160 shares of Common Stock subject to then outstanding time-based restricted stock unit awards, excluding the Company DSUs (as defined below) (“Time-Based RSU Awards”), (iii) 465,920 shares of Common Stock subject to then outstanding performance-based restricted stock unit awards, excluding Special PSUs (as defined below) (“Performance-Based RSU Awards”), measured at (A) the projected actual level of performance in respect of metrics established as of the date of the Merger Agreement (as defined below) with respect to the 2026 annual performance period, and (B) the target level of performance in respect of metrics applicable to the (1) 2027 annual performance period and (2) metrics not established as of the date of the Merger Agreement and applicable to the 2026 annual performance period, (iv) 150,000 shares of Common Stock subject to then outstanding performance-based restricted stock unit awards that are subject to performance-based vesting conditions that do not provide for a target level of performance (“Special PSUs”), measured assuming all conditions applicable to such Special PSUs will be achieved, (v) 126,318 shares of Common Stock subject to then outstanding deferred stock units of the Company under the Great Lakes Dredge & Dock Corporation Director Deferral Plan (“Company DSUs” and collectively with the Time-Based RSU Awards, the Performance-Based RSU Awards and the Special PSUs, the “RSU Awards”) and (vi) 53,744 shares of Common Stock which are expected to be issued under the Company’s 2025 Employee Stock Purchase Plan (the “Company ESPP”), estimated based on deductions withheld from compensation under the ESPP through March 2, 2026.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Subject Company Information—Name and Address,” which information is incorporated herein by reference. The Company’s website address is www.gldd.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

Tender Offer and Merger

This Schedule 14D-9 relates to a tender offer by Huron MergeCo., Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent” or “Saltchuk”), to purchase any (subject to the Minimum Condition (as defined below)) and all of the issued and outstanding shares of Common Stock (each a “Share” and, collectively, the “Shares”) for $17.00 per Share (the “Offer Price”), net to the seller thereof in cash, without interest, subject to any required tax withholding. The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitutes the “Offer”).

The Offer is described in the Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) filed jointly by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2026. The Offer to Purchase and the form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, are included as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to GLDD’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as amended or supplemented from time to time, the “Merger Agreement”), dated as of February 10, 2026, among Parent, Purchaser and GLDD.

Pursuant to the Offer, subject to the satisfaction (or to the extent permitted, waiver) of conditions to the Offer, under the terms set forth in the Merger Agreement, Purchaser is required to, and Parent is required to cause Purchaser to, consummate the Offer, accept for payment and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer, at the Offer Price.

The Offer will expire at one (1) minute after 11:59 p.m., New York City time, on March 31, 2026, the date that is twenty (20) business days following (and including the day of) the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act (as defined below)), unless the Offer is extended under the circumstances outlined below, as set forth in the Merger Agreement and described in the Offer to Purchase. For the purpose of this Schedule 14D-9, the “Initial Expiration Date” means 11:59 p.m., New York City time, on March 31, 2026, and “Expiration Date” means the Initial Expiration Date, unless the Offer is extended pursuant to and in accordance with the Merger Agreement and the applicable rules and regulations of the SEC, in which case the “Expiration Date” will be that date and time to which the Offer is extended pursuant to and in accordance with the Merger Agreement and the applicable rules and regulations of the SEC.

The Offer may be extended under the following circumstances: (i) if, as of the then-scheduled Expiration Date, any Offer Condition (as defined below) is not satisfied and, if waivable, has not been waived by Purchaser or Parent as permitted by the Merger Agreement, Purchaser may, in its discretion (and without the consent of GLDD or any other person), extend the Offer on one (1) or more occasions, for additional periods of up to ten (10) business days (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension (or such longer period as GLDD and Purchaser may agree), to permit such Offer Condition to be satisfied, (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by applicable law or by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer, and (iii) if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and, if waivable, has not been waived by Purchaser or Parent as permitted by the Merger Agreement, GLDD may request Purchaser to extend the Offer for additional periods of ten (10) business days (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension (or such longer period as the parties may agree), to permit such Offer Condition to be satisfied, and Purchaser shall be required to so extend the Offer; provided, that (A) in no event shall Purchaser be required to extend the Offer beyond the valid termination of the Merger Agreement or beyond June 10, 2026 and (B) in the event that the Minimum Condition (as defined below) is the only Offer Condition not satisfied (other than the Offer Conditions that by their nature are only satisfied as of the Acceptance Time (as defined below), provided such conditions would be satisfied if the Acceptance Time were to then occur), Purchaser may not extend the Offer more than four (4) times in the aggregate and GLDD may not require Purchaser to extend the Offer more than four (4) times in the aggregate.

Consummation of the Offer is subject to the satisfaction (or, to the extent permitted, waiver) of certain conditions set forth in the Merger Agreement, including, but not limited to, (i) that there shall have not been validly tendered and not properly withdrawn in accordance with the terms of the Offer prior to the expiration of the Offer that number of Shares (excluding Shares tendered in the Offer that have not yet been “received” (as defined in Section 251(h) of the DGCL)) that, when added to the Shares directly or indirectly owned by Parent, Purchaser and any of their respective wholly-owned Subsidiaries (if any) as of the expiration of the Offer, would represent at least one Share more than a majority of the issued and outstanding Shares as of the expiration of the Offer (the “Minimum Condition”), (ii) any applicable waiting period (or any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger has not expired or been terminated as of the expiration of the Offer, (iii) no governmental entity of competent jurisdiction shall have issued or entered any judgment that enjoins or prohibits the making of the Offer or the consummation of the Offer or the Merger and such judgment remains in full force and effect, (iv) the accuracy of the representations and warranties of the Company set forth in the Merger Agreement (subject to certain exceptions and qualifications described in the Merger Agreement and except, generally, for inaccuracies that do not constitute a Company Material Adverse Effect (as defined in the Merger Agreement)), (v) the Company’s performance and compliance in all material respects of its agreements and covenants contained in the Merger Agreement that are required to be performed or complied with by it at or prior to the Acceptance Time (as defined below), (vi) Parent and Purchaser receiving a certificate of the Company, signed by an executive officer of the Company and dated as of the date of the Acceptance Time, to the effect that the conditions referenced in (iv) and (v) above and (vii) below have been satisfied, (vii) no Company Material Adverse Effect occurring since February 10, 2026, and (viii) the Merger Agreement not being terminated in accordance with its terms, such conditions referenced in (i) through (viii) above and as further detailed in Annex II to the Merger Agreement (the “Offer Conditions”). The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

On the terms and subject to the conditions of the Offer and the Merger Agreement, including the satisfaction or, to the extent waivable by Purchaser or Parent as permitted by the Merger Agreement, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser is required to (and Parent is required to cause Purchaser to) (A) immediately following, and in no event later than 8:30 a.m. New York City time one (1) business day (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) after the Expiration Date, irrevocably accept for purchase and payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the date and time of such acceptance, the “Acceptance Time”) and (B) as promptly as practicable after the Acceptance Time (and in any event within two (2) business days (as determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) pay (subject to any required tax withholdings) for such Shares.

Pursuant to the Merger Agreement, after all Shares tendered into the Offer have been accepted for payment by or on behalf of Purchaser and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into GLDD (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with GLDD continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. The Merger will be consummated in accordance with Section 251(h) of the DGCL and effected without a vote of the stockholders of GLDD.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are owned by the Company or any subsidiary of the Company or held in the treasury of the Company, (ii) all Shares owned of record by Parent, Purchaser (including shares irrevocably accepted for payment by Purchaser in the Offer) or any of their respective wholly-owned subsidiaries (in each case, other than those held on behalf of any third party) and (iii) any Shares that are held by a GLDD stockholder who has properly demanded appraisal rights of such Shares under, and who comply in all respects with, Section 262 of the DGCL and shall not have validly revoked such demand) will automatically be converted into the right to receive the Offer Price in cash (the “Merger Consideration”), without interest and subject to applicable withholding taxes, and all such Shares will cease to be outstanding, will be cancelled and will cease to exist, and each certificate representing a Share (a “Certificate”) or non-certificated Share represented by book-entry (“Book-Entry Shares”) that formerly represented any of the Shares entitled to receive, upon surrender of such Certificate or such Book-Entry Share, the Merger Consideration without interest thereon will thereafter be cancelled and cease to have any rights with respect thereto.

The Merger Agreement has been filed herewith as Exhibit (e)(1) and is summarized in more detail in Section 11 under the heading “The Tender Offer—Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase, and each is incorporated herein by reference.

The foregoing summary and description of the Merger Agreement and the Transactions are qualified in their entirety by the more detailed description contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement.

Parent represented to the Company that it formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the address of the principal executive office of Parent and Purchaser is Saltchuk Resources, Inc., 450 Alaskan Way South, Suite 708, Seattle, Washington 98104. The business telephone number at such principal office of each of Parent and Purchaser is (206) 652-1111.

GLDD has made information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, available online at www.investor.gldd.com and GLDD has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov. The information contained in, accessible from or connected to GLDD’s website is not incorporated into, or otherwise a part of, this Schedule 14D-9 or any of GLDD’s filings with the SEC.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements Between the Company and its Executive Officers and Directors

Interests of Certain Persons

The executive officers and members of the board of directors of the Company (the “Company Board”) may be deemed to have interests in the Offer and the Merger that may be different from, or in addition to, those of the Company’s stockholders generally. The Company Board was aware of these interests and considered them, among other matters, during its deliberations of the merits of the Merger Agreement and in determining to make the recommendations set forth in this Schedule 14D-9. These interests include:

•

Accelerated vesting and/or payment in respect of their RSU Awards, including Time-Based RSU Awards, Performance-Based RSU Awards, Special PSUs and Company DSUs and the receipt of Replacement Awards (as defined below);

•

The potential receipt of severance payments and benefits by certain executive officers under their respective employment agreements (certain of which have been amended in connection with the Merger as described further below) or, in the case of executive officers without employment agreements, under the terms of the Great Lakes Dredge & Dock Company Severance Pay Plan (the “Severance Plan”), if their employment is terminated by the Company without “cause” or by the executive with “good reason” (in each case as defined therein) (which has been amended in connection with the Merger as described further below);

•

The receipt of certain transaction bonuses pursuant to the Transaction Bonus Agreements (as defined below) and the potential receipt of an additional installment of a transaction bonus under such agreements;

•	The potential receipt of retention bonuses pursuant to Employment Agreement Amendments (as defined below); and

•

Pursuant to the Merger Agreement, the potential receipt of retention bonuses under a retention plan that the Company will adopt, with terms to be agreed to between the Company and Saltchuk, which will be disclosed in an amendment hereto once such terms have been determined.

Shares Held by Directors and Executive Officers

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer or their Shares are cancelled in the Merger, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company, as described in the Merger Agreement. As of March 30, 2026, the directors and executive officers of the Company are expected to beneficially own, in the aggregate, 1,992,795 Shares (excluding Shares subject to outstanding RSU Awards and any Shares that may be issued under the Company ESPP after March 4, 2026).

The following table sets forth (i) the number of Shares expected to be owned as of March 30, 2026 (excluding any Shares that may be issued under the Company ESPP after March 4, 2026) by each of the directors and executive officers and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on an Offer Price of $17.00 per Share.

Name	Shares (#)	Cash Amount for Shares ($)
Directors
Lawrence R. Dickerson	86,217	1,465,689
Dana Armstrong	8,436	143,412
Kathleen M. Shanahan	76,375	1,298,375
Earl L. Shipp	42,619	724,523
Ronald R. Steger	20,404	346,868
Executive Officers
Lasse J. Petterson (1)	1,179,411	20,049,987
Scott Kornblau	117,527	1,997,959
Vivienne R. Schiffer	85,320	1,450,440
Eleni Beyko	112,782	1,917,294
Christopher G. Gunsten	90,378	1,536,426
David Johanson	97,328	1,654,576
William H. Hanson	75,998	1,291,966

(1)	Mr. Petterson also serves as a director on the Company Board.

Treatment of RSU Awards and the Company ESPP in the Transactions

Pursuant to the terms of the Merger Agreement, upon the Effective Time:

•

Time-Based RSU Awards granted prior to the date of the Merger Agreement will fully vest and be cancelled, and each holder of any such cancelled Time-Based RSU Award will receive a cash payment, without interest and less required withholdings, equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Time-Based RSU Award;

•

Company DSUs will be cancelled, and each holder of any such cancelled Company DSU will receive a cash payment, without interest and less required withholdings, equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company DSU;

•

With respect to Time-Based RSU Awards and Company DSUs granted following the date of the Merger Agreement but prior to the Effective Time: (i) each such Time-Based RSU Award will vest on a pro-rated basis upon the consummation of the Merger based on the period of time that the award recipient was employed between the date that such grant was made and the closing date of the Merger (the “Closing Date”) relative to the full vesting period set forth in such Time-Based RSU Award and each holder of any such Time-Based RSU Award will receive a cash payment, without interest and less required withholdings, equal to the product of (a) the Offer Price and (b) the number of vested Shares subject to such Time-Based RSU Award and the portion of such Time-Based RSU Award that does not vest upon the Effective Time will be replaced by a cash-based award of equivalent value (based on the Offer Price) and will be subject to the same time-based vesting conditions applicable to the unvested portion of the award prior to the Effective Time, in each case, subject to such recipient’s continued employment up to and including the Effective Time (each, a “Replacement Award”); provided, that upon a recipient’s (1) termination without “cause” (as such term is defined in the recipient’s employment agreement or, if not applicable, in the Severance Plan) or (2) in the case of a recipient with an employment agreement, resignation for “good reason” (as defined in the applicable employment agreement), in each case, following the Effective Time, 100% of the Replacement Award will immediately vest and (ii) each such Company DSU will be cancelled and each holder of any such cancelled Company DSU will receive a cash payment, without interest and less required withholdings, equal to the product of (a) the Offer Price and (b) the number of Shares subject to such Company DSU; and

•

Performance-Based RSU Awards and Special PSUs will fully vest and be cancelled, and each holder of a cancelled Performance-Based RSU Award or Special PSU will receive a cash payment, without interest and less required withholdings, equal to the product of (i) the Offer Price and (ii) the number of Shares vested with respect to such Performance-Based RSU Award or Special PSU, as applicable, with the level of vesting based on achievement of the performance metrics as described below:

•	Special PSUs will be deemed to have achieved all applicable vesting conditions;

•

The 2026 performance period of any Performance-Based RSU Award will be deemed achieved at (A) the projected actual level of performance (as determined by the compensation committee of the Company Board), if performance goals had been established prior to the date of the Merger Agreement and (B) the target level of performance, if levels of performance had not been established prior to the date of the Merger Agreement; and

•	The 2027 performance period of any Performance-Based RSU Award will be deemed achieved at the target level of performance.

With respect to the Company ESPP (i) no offering period under the Company ESPP will commence or be extended on or after the date of the Merger Agreement, (ii) no new participants will be permitted to participate in the Company ESPP from and after the date of the Merger Agreement, (iii) participants in the Company ESPP will not be permitted to increase their payroll deduction percentage under the Company ESPP, and (iv) the existing offering period will terminate on the earlier of the date that is (A) five business days prior to the date on which the acceptance of the Offer occurs and (B) the final day of the existing offering period pursuant to the terms of the Company ESPP (such earlier date, the “Final Purchase Date”). All participant contributions under the Company ESPP will be used to purchase Shares on the Final Purchase Date in accordance with the terms of the Company ESPP.

The following table sets forth, as of the close of business on March 30, 2026, (i) the aggregate number of Shares subject to Time-Based RSU Awards expected to be held by the Company’s executive officers, (ii) the aggregate number of Shares subject to Company DSUs expected to be held by the Company’s directors, (iii) the aggregate number of Shares subject to Performance-Based RSU Awards and any Special PSUs expected to be held by the Company’s executive officers, and (iv) the aggregate cash consideration that will be payable in respect of such RSU Awards based on the Offer Price of $17.00 per Share at the Effective Time. A pro-rata portion of each Time-Based RSU Award granted after the date of the Merger Agreement will be converted into a Replacement Award which will remain subject to continued vesting over a three-year period from the date of grant, subject to double-trigger vesting if the holder experiences a qualifying termination after the Effective Time (as described above).

Name	Shares Subject to Time-Based RSU Awards (other than Company DSUs and RSU Awards Converting to Replacement Awards) (#)(1)	Shares Subject to Time-Based RSU Awards Converting to Replacement Awards (#)(2)	Shares Subject to Company DSUs (#)	Shares Subject to Performance- Based RSU Awards and Special PSUs (#)(3)	Cash Amount for RSU Awards (other than RSU Awards Converting to Replacement Awards) ($)	Cash Amount for RSU Awards Converting to Replacement Awards ($)
Directors
Lawrence R. Dickerson	—	—	74,024	—	1,258,408	—
Dana Armstrong	—	—	—	—	—	—
Kathleen M. Shanahan	—	—	8,851	—	150,467	—
Earl L. Shipp	—	—	—	—	—	—
Ronald R. Steger	—	—	43,443	—	738,531	—
Executive Officers
Lasse J. Petterson (4)	169,096	128,337	—	206,445	6,384,197	2,181,729
Scott Kornblau	33,392	25,704	—	90,518	2,106,470	436,968
Vivienne R. Schiffer	23,910	18,502	—	28,945	898,535	314,534
Eleni Beyko	35,854	15,769	—	25,505	1,043,103	268,073
Christopher G. Gunsten	17,875	13,515	—	71,860	1,525,495	229,755
David Johanson	17,875	13,515	—	71,860	1,525,495	229,755
William H. Hanson	11,154	8,448	—	13,631	421,345	143,616

(1)

This column includes Shares subject to Time-Based RSU Awards that would have vested by the terms of such Time-Based RSU Awards, without regard to the Merger, on May 8, 2026. It also includes a pro-rata portion of each Time-Based RSU Award granted after the date of the Merger Agreement that will be cancelled in exchange for a cash payment based on the period of time between the grant date of the award and the Effective Time (as described above). This column includes the following Shares subject to Time-Based RSU Awards that were granted on February 23, 2026: (i) Mr. Petterson, 4,488 Shares; (ii) Mr. Kornblau, 899 Shares; (iii) Ms. Schiffer, 647 Shares; (iv) Dr. Beyko, 551 Shares; (v) Mr. Gunsten, 473 Shares; (vi) Mr. Johanson, 473 Shares; and (vii) Mr. Hanson, 295 Shares.

(2)

This column represents a pro-rata portion of each Time-Based RSU Award granted after the date of the Merger Agreement that will be converted into a Replacement Award which will remain subject to continued vesting over a three-year period from the date of grant, subject to double-trigger vesting if the holder experiences a qualifying termination after the Effective Time (as described above).

(3)

Under the terms of the Merger Agreement, upon the Effective Time, Performance-Based RSU Awards and Special PSUs will fully vest and be cancelled and each holder of a cancelled Performance-Based RSU Award and Special PSUs, as applicable, will receive a cash payment, without interest and less required withholdings, equal to the product of (A) the Offer Price and (B) the number of Shares vested, earned or deemed earned with respect to such Performance-Based RSU Award and Special PSUs, with the level of vesting based on achievement of the performance metrics as described above. This column reflects that: (i) 2026 performance under the Performance-Based RSU Awards granted in 2024 has been achieved at 176.2%, (ii) 2026 performance with respect to the general & administrative plus overhead metric under the Performance-Based RSU Awards granted in 2025 has been achieved at 154.9%, (iii) 2026 performance with respect to the contract margin and year-end dredging backlog goal metrics under the Performance-Based RSU Awards granted in 2025 has been achieved at target and (iv) 2027 performance under the Performance-Based RSU Awards granted in 2025 has been deemed to be achieved at target.

(4)	Mr. Petterson also serves as a director on the Company Board.

Transaction Bonuses

On February 10, 2026, the Company Board approved, and on that date or, in the case of Mr. Hanson and Dr. Beyko, on February 16 and February 18, respectively, the Company entered into transaction bonus agreements with certain employees, including each of the Company’s executive officers (Lasse J. Petterson, Scott L. Kornblau, Vivienne R. Schiffer, Eleni Beyko, Christopher G. Gunsten, David J. Johanson and William H. Hanson) (each, a “Transaction Bonus Agreement”). The Transaction Bonus Agreements provide that each executive officer will be eligible to receive a transaction bonus in the aggregate amount listed across from their name in the chart below (the “Transaction Bonuses”).

Each Transaction Bonus is payable in two installments, with 33% of the Transaction Bonus payable within 30 days following the date on which the signing of the Merger Agreement occurred, and the remaining 67% of the Transaction Bonus payable within 30 days following the Closing Date, which was subject to the applicable employee’s continued employment through the signing of the Merger Agreement for the first installment and is subject to the applicable employee’s continued employment through the Closing Date for the second installment and, in each case, the applicable employee’s execution and non-revocation of a release of claims in favor of the Company and Parent. The foregoing description of the Transaction Bonuses and Transaction Bonus Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of Transaction Bonus Agreement which is filed and attached hereto as Exhibit (e)(3).

Name	Transaction Bonus Amount ($)(1)
Lasse J. Petterson	224,075
Scott Kornblau	132,000
Vivienne R. Schiffer	124,250
Eleni Beyko	98,325
Christopher G. Gunsten	98,325
David Johanson	98,325
William H. Hanson	73,750

(1)

This column reflects the aggregate amount payable in respect of each Transaction Bonus, with 33% of the Transaction Bonus payable within 30 days following the date on which the signing of the Merger Agreement occurred and the remaining 67% of the Transaction Bonus payable within 30 days following the Closing Date, subject to the terms and conditions specified therein.

Director Compensation

For 2026, the annual cash retainer for non-employee directors is $160,000, payable $80,000 in cash and $80,000 in fully vested Shares. Additional annual cash retainers for the Chairs of the Board, Audit, Compensation, and Nominating, Corporate Governance and Sustainability Committees are $100,000, $20,000, $10,000 and $7,500, respectively. Additional annual cash retainers for the non-Chair members of the Audit, Compensation and Nominating, Corporate Governance and Sustainability Committees are $5,000, $4,000 and $4,000, respectively.

Payments Upon Termination or Change of Control

CEO Employment Agreement

The Company previously entered into an employment agreement with Lasse J. Petterson, the Company’s President & Chief Executive Officer, which was modified by Mr. Petterson’s Employment Agreement Amendment as described below. This employment agreement provides that, if Mr. Petterson is terminated by the Company without “cause” (as defined in his employment agreement), if Mr. Petterson resigns for “good reason” (as defined in his employment agreement) or upon the Company’s non-renewal of Mr. Petterson’s employment agreement, in each case, during the two-year period following a change in control of the Company (such as the Merger), then Mr. Petterson will receive the following, in exchange for a release of claims:

•	An amount equal to two times the sum of his then current base salary plus the average of his target annual incentive over the three-year period immediately preceding his termination;

•	The pro rata portion of his annual incentive and Supplemental Savings Plan benefits earned through the termination date;

•	Full vesting of any outstanding unvested equity awards; and

•	24 months of subsidized medical and dental coverage.

Please see the section below entitled “Quantification of Payments and Benefits to the Company’s Named Executive Officers” for a quantification of the amounts payable to Mr. Petterson pursuant to the terms of his employment agreement (as amended by the Employment Agreement Amendment).

For Mr. Petterson, the terms of his employment agreement provide that in the event that the payments described above, when taken with other payments and benefits, would, if paid, be subject to excise taxes, then the payments provided to Mr. Petterson under his employment agreement will generally be reduced to the extent necessary so that no portion of such payments is subject to any such excise tax, provided that the net amount of the reduced payments, after giving effect to income tax consequences, is greater than or equal to the net amount of the payments without such reduction, after giving effect to such excise taxes and income tax consequences.

Other Executive Officer Employment Agreements

The Company previously entered into employment agreements with Scott Kornblau, Senior Vice President & Chief Financial Officer, Vivienne Schiffer, Senior Vice President, Chief Legal Officer, Chief Compliance Officer & Corporate Secretary, and Eleni Beyko, Senior Vice President, Offshore Energy. The employment agreements entered into with Mr. Kornblau and Ms. Schiffer were each modified by the applicable Employment Agreement Amendment described below. Each employment agreement provides that, if the executive officer is terminated by the Company without “cause” (as defined in the applicable employment agreement), the executive resigns for “good reason” (as defined in the applicable employment agreement) or, in the case of Mr. Kornblau and Ms. Schiffer, upon the Company’s non-renewal of their respective employment agreement, in each case, during the twelve-month period following a change in control of the Company (such as the Merger), then the executive officer will receive the following, in exchange for a release of claims:

•	An amount equal to one and one-quarter (1 1⁄4) times his or her then current base salary;

•	An amount equal to his or her target annual bonus for the year that includes the termination date;

•	Full vesting of any outstanding unvested equity awards (excluding performance-based equity awards);

•	12 months of subsidized medical and dental coverage; and

•	Outplacement services of up to $15,000.

Please see the section below entitled “Quantification of Payments and Benefits to the Company’s Named Executive Officers” for a quantification of the amounts payable to Mr. Kornblau and Ms. Schiffer pursuant to their employment agreements (as amended by the Employment Agreement Amendments).

For Mr. Kornblau, Ms. Schiffer and Dr. Beyko, the terms of their respective employment agreements provide that in the event that the payments described above, when taken with other payments and benefits provided to each executive, would, if paid, be subject to excise taxes, then the payments paid to each executive under their respective employment agreement will generally be reduced to the extent necessary so that no portion of the payments is subject to any such excise tax, provided that the net amount of the reduced payments, after giving effect to income tax consequences, is greater than or equal to the net amount of the payments without such reduction, after giving effect to such excise taxes and income tax consequences.

The foregoing descriptions of the severance payments and benefits that may become payable under the employment agreements with Messrs. Petterson and Kornblau, Ms. Schiffer and Dr. Beyko do not purport to be complete and are qualified in their entirety by reference to the complete text of such employment agreements, which are filed and attached hereto as Exhibits (e)(10), (e)(11), (e)(12), and (e)(13).

Severance Plan

Great Lakes Dredge & Dock Company, LLC sponsors the Severance Plan, which was amended and restated on February 10, 2026 to eliminate the discretionary nature of the Severance Plan and to entitle certain eligible employees of Great Lakes Dredge & Dock Company, LLC to severance benefits. Messrs. Gunsten and Johanson are each eligible to participate in the Severance Plan. Pursuant to the Severance Plan, if an eligible employee experiences a “qualifying termination,” such employee is eligible to receive salary continuation payments for the applicable number of weeks as provided in the Severance Plan, generally based on his or her base salary in effect on the date of his or her termination and the number of years of employment with the Company, as well as a subsidy for medical coverage for three months. The foregoing description of the Severance Plan does not purport to be complete and is qualified in its entirety by reference to the complete text of the Severance Plan which is filed and attached hereto as Exhibit (e)(14).

Please see the section below entitled “Quantification of Payments and Benefits to the Company’s Named Executive Officers” for a quantification of the amounts payable to Messrs. Gunsten and Johanson pursuant to the Severance Plan.

Employment Agreement Amendments and Retention Bonuses

On February 10, 2026, the Company Board approved, and the Company entered into letter agreements amending the employment agreements of Messrs. Petterson and Kornblau and Ms. Schiffer, to be effective as of the Effective Time, pursuant to which Messrs. Petterson and Kornblau and Ms. Schiffer agreed, for a period of two years post-Closing Date, to waive any right to claim “good reason” under their respective employment agreements with the Company solely in respect of (i) the consummation of the Offer and/or the Merger and (ii) any change to their authorities, duties, responsibilities or reporting lines that reasonably result from the Company becoming, by reason of the Offer and Merger, a subsidiary of Parent following the Effective Time and ceasing to be publicly traded (collectively, the “Employment Agreement Amendments”).

Pursuant to the Employment Agreement Amendments, each of Messrs. Petterson and Kornblau and Ms. Schiffer will be eligible to receive a retention bonus from Parent in the aggregate amount set forth in the table below (the “Retention Bonuses”). Each Retention Bonus is payable in two installments, with (i) one-half payable on December 31, 2026 and the remaining one-half payable on December 31, 2027 for Mr. Petterson, (ii) one-third payable on December 31, 2026 and the remaining two-thirds payable on December 31, 2027 for Ms. Schiffer and (iii) one-third payable on December 31, 2026 and the remaining two-thirds payable on the second anniversary of the Closing Date for Mr. Kornblau, in each case, subject to continued employment through the applicable payment date (except as described below).

Name	Retention Bonus Amount ($)(1)
Lasse J. Petterson	5,825,950
Scott Kornblau	1,240,800
Vivienne R. Schiffer	1,093,400

(1)

This column reflects the aggregate amount payable in respect of each Retention Bonus, with (a) one-half payable on December 31, 2026 and the remaining one-half payable on December 31, 2027 for Mr. Petterson, (b) one-third payable on December 31, 2026 and the remaining two-thirds payable on December 31, 2027 for Ms. Schiffer and (c) one-third payable on December 31, 2026 and the remaining two-thirds payable on the second anniversary of the Closing Date for Mr. Kornblau, in each case, subject to the terms and conditions specified therein.

If, following the Closing Date, the Company terminates the employment of Messrs. Petterson or Kornblau or Ms. Schiffer without “cause” (as defined in their applicable employment agreement) or such executive resigns for “good reason” (as defined in their applicable employment agreement, as modified by the applicable Employment Agreement Amendment), in each case, while any portion of the Retention Bonus remains unpaid, pursuant to their Employment Agreement Amendments, such executive will be eligible to receive the unpaid portion of their Retention Bonus upon such termination or resignation (in addition to any severance entitlements under their respective employment agreements), subject to their execution and non-revocation of a release of claims in favor of the Company and Parent. Mr. Petterson’s Employment Agreement Amendment also amends his employment agreement to (i) clarify he will receive full vesting credit for any performance-based vesting long-term incentive awards upon a termination of his employment other than for “cause” or resignation for “good reason,” in each case, within 24 months following a “change in control” and (ii) provide that, for purposes of receiving full vesting credit of his equity awards upon a retirement, from and following December 31, 2027, he will be permitted to retire upon not less than six months’ advance written notice, provided that he remains employed by the Company for at least six months after providing such notice (or his employment is terminated by the Company without “cause” or he resigns for “good reason” within such timeframe). Mr. Kornblau’s and Ms. Schiffer’s Employment Agreement Amendments also amend their respective employment agreements to provide that “good reason” includes a relocation of their primary place of employment outside of Houston, Texas. Further, each Employment Agreement Amendment amends the applicable employment agreement to provide that (i) any non-renewal of such employment agreement will constitute a termination without “cause” by the Company and (ii) failure by Parent to provide compensation and benefits consistent with its obligations under the Merger Agreement through December 31, 2027 will constitute “good reason” under the applicable employment agreement. The foregoing description of the Retention Bonuses and the Employment Agreement Amendments does not purport to be complete and is qualified in its entirety by reference to the complete text of the Employment Agreement Amendments which are filed and attached hereto as Exhibits (e)(4), (e)(5), and (e)(6).

Treatment of Continuing Employees

Parent has agreed to, or to cause an applicable subsidiary to, during the period commencing upon the Effective Time and ending on December 31, 2027, provide each employee of the Company or any subsidiary for whom a collective bargaining agreement or similar agreement or arrangement with any labor union, works council, or other employee bargaining representative (“CBA”) does not govern the terms and conditions of employment immediately prior to the Effective Time, and who continues in employment with Parent or any subsidiary following the Effective Time (each, a “Company Employee”) with:

•	base salary and wages, as applicable, in each case, that are no less favorable than the base salary and wages, as applicable, provided to such Company Employee immediately prior to the Effective Time;

•	an annual bonus opportunity to each Company Employee that is no less favorable than the annual bonus opportunity provided to such Company Employee immediately prior to the Effective Time;

•

target long-term incentive compensation opportunities to each Company Employee that are no less favorable than the target long-term incentive compensation opportunities provided to such Company Employee immediately prior to the Effective Time, which may be provided in the form of equity or equity-based awards, cash-based awards, increases to base salary, or a combination thereof (including, at the discretion of Parent, shorter-term compensation opportunities with a substantially similar quantum of payment opportunities);

•	severance benefits to each Company Employee that are no less favorable than the severance benefits provided under the applicable employment agreement or a specified plan or other arrangement; and

•

other compensation and benefits (including paid-time off) to each Company Employee that are substantially comparable, in the aggregate, to the other compensation and benefits provided to such Company Employee immediately prior to the Effective Time.

Parent will, or will cause the applicable Company Subsidiary (as defined in the Merger Agreement) to, assume, honor and continue all of the Company’s and the Company Subsidiaries’ employment, individual consulting, severance, retention, cash incentive compensation and termination plans, policies, programs, agreements and arrangements and all CBAs that are applicable to employees of the Company or any Company Subsidiary, in each case, in accordance with their terms as in effect immediately prior to the Effective Time.

Parent will, or will cause its applicable subsidiary to, provide each Company Employee who participates in the Company’s annual cash incentive program for the 2026 performance year a payment no less than that due with respect to such Company Employee’s annual bonus under such program; provided, that in the event of a Company Employee’s qualifying termination (as such term is described under the Severance Plan) prior to the payment date of such bonus, such Company Employee will be entitled to receive a pro-rata payment of the Company Employee’s bonus for the period of time such Company Employee was actively employed during the 2026 performance year, calculated based on actual performance and payable at such time annual bonuses are paid to other employees of the Company in the 2027 calendar year but in no event later than March 31, 2027.

Parent will cause any employee benefit plans of Parent and its subsidiaries in which Company Employees are entitled to participate after the Effective Time to take into account, for purposes of determining eligibility to participate, levels of benefits, vesting, and benefit accruals (but not for purposes of defined benefit pension plan accruals) each such employee’s years of service prior to the Effective Time, as if such service were with Parent or its subsidiaries.

Parent will, or will cause its Subsidiaries to, use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any health or welfare benefit plan maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable benefit plan immediately prior to the Effective Time. Parent will, or will cause its Subsidiaries to, use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.

Quantification of Payments and Benefits to the Company’s Named Executive Officers

For purposes of this Schedule 14D-9, the Company’s named executive officers consist of each of Messrs. Petterson, Kornblau, Gunsten and Johanson and Ms. Schiffer.

The tables below assume that (i) the Effective Time occurs on April 1, 2026 (which is the assumed date solely for purposes of this disclosure pursuant to Item 402(t) of Regulation S-K), (ii) each named executive officer who remains in employment with the Company as of the date hereof experiences a termination without “cause” immediately following the Effective Time, (iii) the named executive officers’ base salaries remain unchanged from those in place as of the date of this Schedule 14D-9, (iv) no named executive officer receives any additional equity awards following the date of this Schedule 14D-9, and (v) no named executive officer enters into any new agreement with the Company following the date of this Schedule 14D-9 or otherwise becomes legally entitled to additional compensation or benefits.

The amounts shown in the tables below include the value of each named executive officer’s RSU Awards expected to be held as of the close of business on March 30, 2026 that will either be accelerated and paid out as of the Effective Time or converted into Replacement Awards, but otherwise do not include amounts that the named executive officers would have been entitled to receive regardless of whether the Effective Time has occurred, that are expected to be vested as of April 1, 2026, or that are provided under contracts, agreements, plans, or arrangements to the extent they do not discriminate in scope, terms, or operation in favor of a named executive officer and that are generally available to all of the Company’s salaried employees.

The estimated amounts below are based on multiple assumptions that may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the tables below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)
Lasse J. Petterson	10,843,710	8,565,926	30,172	19,439,808
Scott Kornblau	2,402,400	2,543,438	38,915	4,984,753
Vivienne R. Schiffer	2,112,250	1,213,069	22,520	3,347,839
Christopher G. Gunsten	294,975	1,755,250	3,689	2,053,914
David Johanson	294,975	1,755,250	4,236	2,054,461

(1)

Cash. Represents (i) (A) for each of Messrs. Petterson and Kornblau and Ms. Schiffer, severance payments owed under the terms of the applicable named executive officer’s employment agreement, or (B) for each of Messrs. Gunsten and Johanson, severance payments owed under the terms of the Severance Plan, in each case as described in this Item 3 under the headings “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers and Directors—Payments Upon Termination or Change of Control” above, (ii) each named executive officer’s respective transaction bonus payment, as described in this Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers and Directors—Transaction Bonuses” above, and (iii) for each of Messrs. Petterson and Kornblau and Ms. Schiffer, their respective retention bonus payment, as described in this Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers and Directors—Employment Agreement Amendments and Retention Bonuses” above. The estimated amount of each type of payment is shown in the following table.

Name	Severance ($)(a)	Transaction Bonus ($)(b)	Retention Bonus ($)(c)
Lasse J. Petterson	4,793,685	224,075	5,825,950
Scott Kornblau	1,029,600	132,000	1,240,800
Vivienne R. Schiffer	894,600	124,250	1,093,400
Christopher G. Gunsten	196,650	98,325	—
David Johanson	196,650	98,325	—

(a)

Represents “double trigger” payments (that is, payable by reason of the Merger, subject to a qualifying termination of the named executive officer’s employment); provided, however, that the severance payments reflected in this column that are payable to Messrs. Gunsten and Johanson are payable upon a qualifying termination without regard to the Merger. For Mr. Petterson, his severance benefits include an additional cash payment equal to the pro rata portion of his annual incentive compensation and Supplemental Savings Plan benefits earned through the termination date; for the purposes of this table, the pro rata portion of Mr. Petterson’s 2026 annual incentive compensation was calculated at target, and the pro rata portion of Mr. Petterson’s Supplemental Savings Plan benefits was calculated based on the contribution to the Supplemental Savings Plan for Mr. Petterson in respect of 2025 of $2,500.

(b)

Represents “single trigger” payments (that is, payable solely by reason of the execution of the Merger Agreement or consummation of the Merger, subject to each named executive officer’s continued employment or other service relationship through the Effective Time).

(c)

This amount is payable based on the passage of time, subject to earlier payment in the event of a qualifying termination of employment following the Merger, as described in the Employment Agreement Amendments.

(2)

Equity. Represents (i) the value of RSU Awards expected to be held by each named executive officer as of the close of business on March 30, 2026 that will be accelerated and cashed out at the Effective Time, as described in this Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers and Directors—Treatment of RSU Awards in the Transactions” above, and (ii) the value of Replacement Awards that will be held by each named executive officer and accelerated upon a qualifying termination, as described in this Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers and Directors—Treatment of RSU Awards in the Transactions” above, in each case, based on the Offer Price of $17.00 per Share. The estimated amount of each type of payment is shown in the following table.

Name	RSU Awards (other than RSU Awards Converting to Replacement Awards) ($)(a)(b)	RSU Awards (Converting to Replacement Awards) ($)(c)
Lasse J. Petterson	6,384,197	2,181,729
Scott Kornblau	2,106,470	436,968
Vivienne R. Schiffer	898,535	314,534
Christopher G. Gunsten	1,525,495	229,755
David Johanson	1,525,495	229,755

(a)

Represents “single trigger” payments (that is, payable solely by reason of the Merger, subject to each named executive officer’s continued employment or other service relationship through the Effective Time) which include the Time-Based RSU Awards granted prior to the date of the Merger Agreement, all Performance-Based RSU Awards and Special PSUs, and a pro-rata portion of each Time-Based RSU Award granted after the date of Merger Agreement.

(b)

Under the terms of the Merger Agreement, upon the Effective Time, Performance-Based RSU Awards and Special PSUs will fully vest and be cancelled and each holder of a cancelled Performance-Based RSU Award will receive a cash payment, without interest and less required withholdings, equal to the product of (A) the Offer Price and (B) the number of Shares vested, earned or deemed earned with respect to such Performance-Based RSU Awards and Special PSUs, with the level of vesting based on achievement of the performance metrics as described in this Item 3 under the headings “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers and Directors—Treatment of RSU Awards in the Transactions”. This column reflects the

Performance-Based RSU Awards and Special PSUs expected to be held by each named executive officer as of the close of business on March 30, 2026 and that: (i) 2026 performance under the Performance-Based RSU Awards granted in 2024 has been achieved at 176.2%, (ii) 2026 performance with respect to the general & administrative plus overhead metric under the Performance-Based RSU Awards granted in 2025 has been achieved at 154.9%, (iii) 2026 performance with respect to the contract margin and year-end dredging backlog goal metrics under the Performance-Based RSU Awards granted in 2025 has been achieved at target, (iv) 2027 performance under the Performance-Based RSU Awards granted in 2025 has been achieved at target, and (v) all conditions applicable to Special PSUs will be achieved.
(c)

Represents “double trigger” payments (that is, payable by reason of the Merger, subject to a qualifying termination of the named executive officer’s employment), which includes a pro-rata portion of each Time-Based RSU Award granted after the date of the Merger Agreement that will be converted into a Replacement Award which will remain subject to continued vesting over a three-year period from the date of grant, subject to double-trigger vesting if the holder experiences a qualifying termination after the Effective Time as described in this Item 3 under the headings “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers and Directors—Treatment of RSU Awards in the Transactions.”

(3)

Benefits or Perquisites. Amounts reflect (i) the cost of providing continued coverage under the continued COBRA coverage for 24 months for Mr. Petterson, 12 months for Mr. Kornblau and Ms. Schiffer and 3 months for Messrs. Gunsten and Johanson and (ii) the cost of providing outplacement services for Mr. Kornblau and Ms. Schiffer ($15,000).

Section 16 Matters

The Company Board intends to adopt a resolution that, to the extent permitted, the disposition and conversion of all Company equity securities (including derivative securities) pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

Prior to the Effective Time, the Company Board will take all steps reasonably required to approve, as an employment compensation, severance or other employee benefit arrangement within the meaning of Rule 14d-10(d) under the Exchange Act, and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act, certain compensation actions taken prior to, on and after February 10, 2026 that have not already been so approved.

Indemnification; Directors’ and Officers’ Insurance

GLDD’s Organizational Documents

As a Delaware corporation, the Company is subject to certain provisions of the DGCL providing for indemnification of directors and officers. Subsection (a) of Section 145 of the DGCL (“Section 145”) empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, provided that such provision shall not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the corporation.

GLDD’s second amended and restated certificate of incorporation (the “Charter”) contains provisions that eliminate the personal liability of GLDD’s directors and officers for monetary damages for any breach of fiduciary duties as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may be amended.

As permitted by the DGCL, GLDD’s Charter and second amended and restated bylaws (the “Bylaws”) provide that: (i) GLDD is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions; (ii) GLDD may indemnify its other employees and agents with the same scope and effect as the foregoing indemnification of directors and officers; (iii) GLDD is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and (iv) the rights to indemnification conferred in the Charter and the Bylaws are not exclusive to any other rights any person may have.

GLDD maintains a general liability insurance policy that covers certain liabilities of directors and officers of GLDD arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, the employment agreements by and between GLDD and each of Messrs. Petterson and Kornblau, Ms. Schiffer and Dr. Beyko contain indemnification provisions in favor of such executives.

Merger Agreement

Parent will, and will cause the Surviving Corporation to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each current or former director or officer of the Company or any of its subsidiaries, each fiduciary under benefit plans of the Company or any of its subsidiaries and each such person who performed services at the request of the Company or any of its subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director or officer or fiduciary under benefit plans or performed services at the request of the Company or any of the Company Subsidiaries (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the Transactions, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such person’s rights under the Merger Agreement. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Effective Time), the Surviving Corporation will pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under law); provided, however, that the Surviving Corporation shall not be obligated under the Merger Agreement to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) unless an actual or perceived conflict of interest exists or an Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to those available to another Indemnified Party.

In addition, GLDD shall be permitted to, prior to the Effective Time, obtain a prepaid insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than GLDD’s existing directors’ and officers’ liability insurance policy as of the date of the Merger Agreement; provided that the maximum aggregate annual premium for such insurance policies for any such year shall not be in excess of 300% of the annual premium paid by GLDD for coverage in its last full fiscal year for such insurance. If such “tail” insurance policy has been obtained by GLDD or the Surviving Corporation, Parent shall cause such “tail” insurance policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation and no other party shall have any further obligation to purchase or pay for insurance hereunder. If GLDD fails to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the

Effective Time (and for so long thereafter as any claims brought before the end of such six (6)-year period thereunder are being adjudicated) the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the GLDD’s existing policies as of the date of the Merger Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six (6)-year period (and for so long thereafter as any claims brought before the end of such six (6)-year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in GLDD’s existing policies as of the date of this Agreement; provided, that, in each case, neither Parent nor the Surviving Corporation shall be required to pay an aggregate premium for any such insurance policies in excess of 300% of the annual premium paid by GLDD for coverage in its last full fiscal year for such insurance, it being agreed that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

In the event the Surviving Corporation, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provisions shall be made so that the successors, assigns or transferees of the Surviving Corporation or Parent shall assume the obligations set forth in the Merger Agreement.

For not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws (or other similar documents) of the Surviving Corporation and the certificate of incorporation and bylaws (or other similar documents) of each GLDD’s subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are currently set forth in the Charter, the Bylaws or the equivalent organizational documents of any GLDD subsidiary. The contractual indemnification rights, if any, in existence on the date of the Merger Agreement with any of the directors, officers or employees of GLDD and each of its subsidiaries shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

The provisions of the Merger Agreement are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, each Indemnified Party’s heirs, executors or administrators and shall not be amended in a manner that is adverse to any Indemnified Parties (including their successors, assigns and heirs) without the consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby.

The provisions in the Merger Agreement relating to the Indemnified Parties are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in the Merger Agreement, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to GLDD, any of its subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in the Merger Agreement is not prior to, or in substitution for, any such claims under any such policies.

The foregoing summary and description of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Charter, the Bylaws and the employment agreements with each of Messrs. Petterson and Kornblau, Ms. Schiffer and Dr. Beyko, which are filed as Exhibits (e)(1), (e)(7), (e)(8), (e)(10), (e)(11), (e)(12), and (e)(13) to this Schedule 14D-9, respectively and are incorporated herein by reference.

Arrangements with Parent, Purchaser and their Affiliates

Merger Agreement

On February 10, 2026, GLDD, Parent and Purchaser entered into the Merger Agreement. The summary of material provisions of the Merger Agreement in Section 11 under the heading “The Tender Offer—Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer in Section 15 under the heading “The Tender Offer—Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights among GLDD, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide GLDD’s stockholders with information regarding the terms and conditions of the Merger Agreement. The Merger Agreement contains representations, warranties and covenants made by GLDD to Parent and Purchaser and representations, warranties and covenants made by Parent and Purchaser to GLDD. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement herein is intended to modify or supplement any factual disclosures about GLDD, Parent or Purchaser in GLDD’s public reports filed with the SEC. In particular, the assertions embodied in these representations, warranties and covenants are qualified by information in a confidential disclosure schedule provided by GLDD to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. In addition, the representations, warranties and covenants in the Merger Agreement were negotiated with the principal purpose of allocating risk among GLDD, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations, warranties and covenants were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations, warranties and covenants in the Merger Agreement may not constitute the actual state of facts about GLDD, Parent or Purchaser. Other than (i) the rights of holders of Shares to receive the Offer Price and the Merger Consideration, as applicable, and the holders of RSU Awards to receive the consideration described in the Merger Agreement, (ii) the indemnification provisions of the Merger Agreement (which are discussed in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Indemnification; Directors’ and Officers’ Insurance” above), (iii) the rights of GLDD (on behalf of stockholders) to pursue certain remedies on the stockholders’ behalf, (iv) for certain limitations on liability of parties relating to the Company and Parent, as set forth in the Merger Agreement and (v) the rights of certain financing sources of Parent and Purchaser as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in GLDD’s or Parent’s public disclosure.

The foregoing summary and description of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

GLDD Confidentiality Agreement

On October 1, 2025, Parent and GLDD entered into a non-disclosure agreement (the “GLDD Confidentiality Agreement”), pursuant to which Parent agreed, subject to certain exceptions, to keep confidential nonpublic information about the Company in connection with Parent’s evaluation of GLDD. The Confidentiality Agreement included, among other terms, (i) a twelve (12) month standstill, which would cease to bind Parent upon the Company’s entry into a change of control transaction and the taking of certain actions relating thereto or the recommendation by the Company Board of another tender or exchange offer and (ii) an eighteen (18) month customary employee non-solicitation and non-hire provision with respect to GLDD’s directors, officers, or certain employees, subject to customary exceptions. Parent’s obligations under the GLDD Confidentiality Agreement will expire two (2) years after the date of the GLDD Confidentiality Agreement, except as set forth above or as otherwise provided therein.

Parent Confidentiality Agreement

On January 7, 2026, GLDD and Parent entered into a confidentiality agreement (the “Parent Confidentiality Agreement” and, together with the GLDD Confidentiality Agreement, the “Confidentiality Agreements”), pursuant to which GLDD agreed, subject to certain exceptions, to keep confidential all information related to the financial statements of Parent and certain information designated by Parent with respect to Parent’s business or operations, in each case, in connection with a potential transaction. GLDD’s obligations under the Parent Confidentiality Agreement will expire two (2) years after the date of the Parent Confidentiality Agreement, except as otherwise provided therein.

The foregoing summary and description of the material terms of the Confidentiality Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the GLDD Confidentiality Agreement and the Parent Confidentiality Agreement, which are filed as Exhibit (e)(2) and Exhibit (e)(9) hereto, respectively, and are incorporated herein by reference.

Employment Agreement Amendments

Concurrently with the execution of the Merger Agreement, the Company and Parent have duly executed and entered into Employment Agreement Amendments with each of Messrs. Petterson and Kornblau and Ms. Schiffer. The summary of the Employment Agreement Amendments under the heading “Arrangements Between the Company and its Executive Officers and Directors—Employment Agreement Amendments and Retention Bonuses” is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Company Board

At a meeting of the Company Board held on February 10, 2026, the Company Board unanimously:

•	determined that it is in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement;

•	declared that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable;

•	approved the execution, delivery and performance of, and adopted, the Merger Agreement and the consummation of the Transactions, including the Merger and the Offer, in accordance with the DGCL;

•	resolved that the Merger shall be effected under and governed by Section 251(h) of the DGCL; and

•	recommended that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail below in Item 4 under the heading “The Solicitation or Recommendation—Reasons for the Recommendation”, the Company Board unanimously recommends that the Company’s stockholders, other than Parent and its affiliates, accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated February 11, 2026, issued by the Company and Parent announcing the Offer and the entry into the Merger Agreement, is included as Exhibit (a)(5)(ii) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation of or among the members of the Company Board, Saltchuk, the Company’s representatives, Saltchuk’s representatives and other parties.

The Company Board and the Company’s senior management team regularly review the near-term and long-term strategy, performance, positioning, and operating prospects of the Company with a view toward enhancing stockholder value. These reviews have included, from time to time, evaluating whether the continued execution of the Company’s strategy as a stand-alone company or potential mergers and acquisitions transactions were likely to provide the best opportunity to enhance stockholder value. As a result, the Company’s senior management team has also engaged, from time to time, in discussions with third parties who have reached out for preliminary conversations relating to potential business combinations or a possible sale of the Company to a third party.

On April 16, 2025, Mark Tabbutt, the President and Chairman of Saltchuk, contacted Lasse J. Petterson, the Company’s Chief Executive Officer and President, to request a meeting. This was the first communication between any member of the senior management of Saltchuk and any member of the Company’s senior management, and the Company’s senior management viewed this as a customary request for an introductory meeting.

In May of 2025, a financial investor with a strategy of holding assets for a long term, which investor we refer to as “Party A,” requested that Guggenheim Securities, LLC (“Guggenheim Securities”), with whom the Company has directly or indirectly had long-standing relationships, inform the Company of Party A’s interest in learning more about the Company. Shortly thereafter, Guggenheim Securities contacted Mr. Petterson to arrange a meeting with Party A. During the summer of 2025, Party A participated in one introductory meeting with Mr. Petterson and representatives of Guggenheim Securities, and another with Scott Kornblau, the Company’s Senior Vice President and Chief Financial Officer. Subsequently, Party A expressed an interest in continuing discussions with the Company but did not express any immediate commitment to formally pursuing a transaction.

On May 7, 2025, Mr. Petterson and Mr. Kornblau met with Mr. Tabbutt and Jerald W. Richards, the Senior Vice President, Chief Financial Officer and Assistant Secretary of Saltchuk, and a representative of an infrastructure investor. At the meeting, the parties discussed the Company’s business and operations. No proposal with respect to a strategic transaction was made at the meeting.

On August 11, 2025, Mr. Petterson authorized Guggenheim Securities to contact Saltchuk and shortly thereafter on August 11, 2025, representatives of Guggenheim Securities reached out to Mr. Tabbutt, Mr. Richards and Mr. Mike Dannenberg, Vice President, Corporate Development and Strategy of Saltchuk to inquire whether Saltchuk would be interested in exploring a potential strategic transaction with the Company. Later on August 11, 2025, after discussion with members of the Company’s senior management, a representative of Guggenheim Securities conveyed to Saltchuk the Company’s willingness to hold an exploratory meeting with representatives of Saltchuk and, if authorized by the Company Board, to enter into a customary confidentiality agreement with Saltchuk.

On September 4, 2025, Mr. Tabbutt and Mr. Dannenberg met in person with Mr. Petterson, Mr. Kornblau and representatives of Guggenheim Securities, during which Mr. Petterson and Mr. Kornblau discussed the business of the Company. Following this meeting, representatives of Guggenheim Securities called Mr. Tabbutt to discuss the potential submission by Saltchuk of a written, non-binding indication of interest in acquiring the Company.

On September 6, 2025, Mr. Tabbutt contacted Mr. Petterson to inform him that Mr. Tabbutt would make a recommendation to the executive officers and members of the board of directors of Saltchuk (the “Saltchuk Board”) that Saltchuk management begin exploring and evaluating Saltchuk potentially submitting an indication of interest for an acquisition of the Company.

On September 9, 2025, Mr. Tabbutt contacted Mr. Petterson to inform him that the Saltchuk Board supported Saltchuk management exploring and evaluating Saltchuk potentially submitting an indication of interest for a potential acquisition of the Company.

On September 10, 2025, Mr. Petterson contacted Lawrence Dickerson, Chairman of the Company Board, to inform Mr. Dickerson of the communications with Saltchuk and Saltchuk’s interest in exploring a potential acquisition of the Company.

The Company Board held a special meeting on September 17, 2025 at which members of senior management were present. Mr. Petterson provided the Company Board with a summary of his communications with Saltchuk and noted that Saltchuk had expressed interest in exploring a potential acquisition of the Company. The Company Board discussed the merits and considerations of continuing to engage in preliminary discussions with Saltchuk and possibly other potential third parties. Following consideration of the Company Board’s duties to stockholders in connection with considering Saltchuk’s request, and with feedback from the Company’s senior management that Saltchuk appeared to be a viable transacting party, the Company Board approved moving forward with entering into a confidentiality agreement with Saltchuk to facilitate sharing information with them in exploration of a potential strategic transaction. Senior management discussed with the Company Board potential financial and legal advisors for the Company. The Company Board approved engaging Sidley Austin LLP (“Sidley”) as legal counsel to the Company and directed senior management to continue working on the engagement letter for Guggenheim Securities.

On October 1, 2025, the Company and Saltchuk entered into a confidentiality agreement (the “Confidentiality Agreement”), which form included standstill provisions that would terminate upon the earlier of one year following such execution and the Company’s entry into a change of control transaction, and the taking of certain actions relating thereto, or the recommendation by the Company Board of another tender or exchange offer. The Confidentiality Agreement also prohibited Saltchuk from engaging in discussions with management of the Company regarding potential post-closing employment with Saltchuk.

Thereafter, representatives of Saltchuk and Evercore Group L.L.C. (“Evercore”), financial advisor to Saltchuk, were given access to a virtual data room for the purpose of engaging in a business due diligence review of the Company, and representatives of Evercore delivered initial due diligence requests on behalf of Saltchuk to representatives of Guggenheim Securities. Between October 1, 2025 and October 27, 2025, representatives of Saltchuk and its advisors conducted their preliminary business due diligence review of the Company.

On October 22, 2025, the Company Board held a telephonic special meeting at which representatives of senior management, Sidley and, in part, Guggenheim Securities, were in attendance. Management described for the Company Board the recent communications with Saltchuk and that the purpose of the meeting was to determine whether to engage in further discussions with Saltchuk and whether to explore any strategic alternatives, including a potential sale of the Company. Representatives of Sidley provided the Company Board with a legal briefing regarding the Company Board members’ fiduciary duties in the context of considering strategic alternatives that may be available to the Company, including a potential sale of the Company. It was noted that senior management was instructed not to engage in discussions with Saltchuk or any other potential counterparty regarding post-closing employment unless authorized by the Company Board. The Company Board considered Guggenheim Securities’ qualifications, expertise and reputation and its knowledge of the Company’s business and the industry in which it operates, and approved the engagement of Guggenheim Securities as the Company’s financial advisor. The Company Board also considered Guggenheim Securities’ relationships and determined that, based on the information the Company Board had been provided, Guggenheim Securities did not have any relationships that would prevent it from providing independent advice or an independent fairness opinion to the Company. The Company Board authorized the engagement of Guggenheim Securities (and on October 28, 2025, the Company entered into an engagement letter with Guggenheim Securities). Guggenheim Securities reviewed with the Company Board the communications they had with Saltchuk and the Company regarding a potential transaction, and described for the Company Board what a process might look like if the Company Board were interested in considering a potential strategic transaction. Management reviewed with the Company Board the October 2025 Financial Projections (as defined below). Management and the Company Board discussed the approach to preparing the October 2025 Financial Projections, the assumptions included in the projections and the challenges and opportunities not reflected in the projections. The Company Board reviewed and accepted the October 2025 Financial Projections. The Company Board discussed the status and performance of the Company’s business, the prospects of the Company and the opportunities and challenges facing the Company, and whether this was the time to explore potential strategic alternatives. The Company Board also considered the merits and considerations of reaching out to additional third parties, including the risks associated with a leak that the Company was engaging in such discussions, the universe of potential third parties who may be interested in acquiring the Company, and the preliminary nature of Saltchuk’s expressed interest. Following discussion, the Company Board determined to continue discussions with Saltchuk. The Company Board also determined it would evaluate next steps as to whether to evaluate other potential alternatives or other potential counterparties at a later time. The Company Board authorized senior management to distribute the projections to Guggenheim Securities for purposes of their valuation analysis, as well as to Saltchuk.

On October 28, 2025, members of management of Saltchuk and representatives of Evercore met in person with members of management of the Company and representatives of Guggenheim Securities to review the Company’s business and performance. Representatives of Guggenheim Securities provided a general overview of a process and timing for the Company to explore a potential transaction and indicated that a process letter would be provided following the meeting.

On October 30, 2025, representatives of Guggenheim Securities, on behalf of the Company, provided a process letter to representatives of Evercore. The process letter requested that Saltchuk submit, no later than November 10, 2025, a written, non-binding indication of interest for a potential acquisition of the Company.

On November 6, 2025, members of management of Saltchuk and representatives of Evercore held a virtual meeting with members of management of the Company and representatives of Guggenheim Securities, during which commercial diligence matters were discussed.

The Company Board held a telephonic special meeting on November 7, 2025 at which representatives of senior management, Guggenheim Securities and Sidley were in attendance. Guggenheim Securities discussed with the Company Board the recent communications with Saltchuk. Guggenheim Securities reviewed with the Company Board its preliminary valuation analysis with respect to the Company on a standalone basis using the October 2025 Financial Projections. Guggenheim Securities discussed the various analyses used and noted the lack of directly comparable companies or transactions for the Company given the differences in business mix, regulatory environment (including the Merchant Marine Act of 1920 (the “Jones Act”) and the Foreign Dredge Act of 1906) and capital intensity of the relevant businesses. Guggenheim Securities and the Company Board discussed the Company’s stand-alone value and prospects as an independent company and also reviewed potential alternatives that may be available to the Company and potential considerations relating to each. Guggenheim Securities then reviewed with the Company Board other potential counterparties that could be contacted to determine their interest in pursuing a potential strategic transaction with the Company, noting that, because of the capital intensive nature of the Company’s business, the regulatory environment and restrictions regarding potential owners of the Company’s business, it was Guggenheim Securities’ view that the set of potential counterparties would likely be limited. The Company Board discussed the merits and considerations regarding contacting other potential counterparties given the limited potential universe of parties that would be interested and able to engage in a transaction at an attractive price, as well as the risks associated with soliciting proposals, such as the additional demands on the time of management and the potential for a leak that the Company was engaging in such discussions and the potential adverse impact on the Company’s business of any such leaks.

On November 7, 2025, representatives of Evercore, on behalf of Saltchuk, submitted to the Company Board a written, non-binding indication of interest to acquire the Company for a price within a range of $13.25 to $15.00 per share in cash (the “Initial IOI”), representing a premium of 14.0% to 29.0% to the Company’s volume weighted average price per Share for the 30-trading day period ending on November 7, 2025.

On November 10, 2025, representatives of Guggenheim Securities provided representatives of Evercore with informal feedback on the Initial IOI, indicating that the Company Board would be meeting to consider the Initial IOI, but would not be likely to proceed with a potential strategic transaction at the price range reflected in the Initial IOI.

On November 12, 2025, the Company Board held a special telephonic meeting, at which representatives of senior management, Guggenheim Securities and Sidley were in attendance, to consider the Initial IOI. After discussion with its advisors and consideration of the Company Board’s fiduciary duties to its stockholders and Guggenheim Securities’ valuation analysis of the Company as a stand-alone business, the Company Board determined that under the current circumstances it would need to see a significant improvement in price and likely commitment to a single price proposal before it would be willing to move forward with discussions with Saltchuk. As such, the Company Board instructed Guggenheim Securities to inform Saltchuk that it was not prepared to pursue a potential strategic transaction within the proposed price range. Consistent with the Company Board’s instructions, Guggenheim Securities delivered the message to Evercore.

On November 17, 2025, Evercore contacted Guggenheim Securities and inquired whether, in their opinion, a price per share between $14.00 and $16.00 in cash would be sufficient to advance discussions. Guggenheim Securities reiterated that the Company Board viewed the price per share offered in the Initial IOI as materially below any value the Company Board would be willing to entertain, and that Saltchuk would need to materially increase its price for the Company Board to reconsider.

On November 19, 2025, at Mr. Tabbutt’s request and following consultation with the Company’s advisors, Mr. Petterson held a telephonic meeting with Mr. Tabbutt. On the call, Mr. Tabbutt summarized certain matters that were taken into account by Saltchuk in connection with the price per share in the Initial IOI. Mr. Petterson indicated that, in accordance with the instructions from the Company Board and discussions with the Company’s advisors, if Saltchuk wished to submit a revised proposal, it should do so in writing and provide a single price rather than a range.

On November 20, 2025, Saltchuk submitted to the Company Board a written, non-binding indication of interest to acquire the Company for $17.00 per share in cash (the “Revised IOI”), representing a premium of 45.8% to the Company’s closing price of $11.66 as of November 20, 2025.

On November 25, 2025, the Company Board held a special telephonic meeting at which representatives of senior management, Guggenheim Securities and Sidley were in attendance, to consider the Revised IOI. The Company Board considered the Revised IOI in connection with the preliminary valuation analysis previously presented and summarized again by Guggenheim Securities. In connection with this discussion, senior management informed the Company Board that its annual budgeting process was expected to increase projected 2026 Adjusted EBITDA by approximately $7 million in comparison to the 2026 Adjusted EBITDA included in the October 2025 Financial Projections, although management noted that the changes that resulted in this increase were not expected to affect Adjusted EBITDA in other years in the projection period and senior management did not believe any changes were needed to projected Adjusted EBITDA for such other years. The Company Board instructed the senior management team to update the Company’s five-year financial projections to reflect the ultimate results of the annual 2026 budget review process for their consideration at a subsequent meeting. The Company Board, senior management and Guggenheim Securities discussed the potential impact of the increase in projected 2026 Adjusted EBITDA on the preliminary valuation for the Company. The Company Board discussed the Company’s prospects, including its opportunities and challenges, macro events and their potential impact on the Company. The Company Board discussed various risks to continuing to operate as a stand-alone company, such as the significant concentration of the Company’s customer base and reliance on a single customer for a meaningful portion of its revenue, uncertainties with respect to government funding in the United States and the capital intensive nature of the Company’s business. The Company Board, senior management and the Company’s advisors then discussed the Revised IOI and negotiation strategy with respect to Saltchuk. In response to questions, Guggenheim Securities stated its belief that it was unlikely Saltchuk would further increase its price per share in the absence of competitive pressure. The Company Board and its advisors discussed the possibility of and considerations for conducting a concurrent confidential outreach process to other potential counterparties. Guggenheim Securities reviewed with the Company Board other potential counterparties that the Company could contact and considerations with respect to each. As part of the discussion, it was noted that the Jones Act requirements limited the ability of certain strategic counterparties to acquire the Company and that the capital-intensive nature of the Company’s business would likely make it difficult for traditional private equity investors to acquire the Company at a price equal to or greater than that included in the Revised IOI. Following discussion, the Company Board instructed Guggenheim Securities to (i) inform Evercore that the Company was willing to move forward with negotiating a transaction with Saltchuk at the price per share reflected in the Revised IOI and (ii) conduct a confidential outreach process to potential counterparties who were viewed as the most likely to be interested in and able to pursue a potential strategic transaction with the Company at a price equal to or greater than that reflected in the Revised IOI.

On November 26, 2025, consistent with the instructions of the Company Board, Guggenheim Securities informed Evercore that the Company Board had authorized due diligence and other steps with respect to a potential transaction with Saltchuk.

Also following the Company Board meeting, consistent with the instructions of the Company Board, Guggenheim Securities began contacting the identified potential counterparties to inquire as to their interest regarding a potential strategic transaction with the Company. In total, Guggenheim Securities contacted seven (7) potential counterparties, including Party A, to determine whether they were interested in pursuing a potential strategic transaction with the Company. Three of the potential counterparties were financial counterparties and four of the potential counterparties were strategic counterparties.

Between November 26, 2025 and February 9, 2026, members of management of the Company and representatives of Guggenheim Securities and Sidley participated in multiple virtual meetings and telephone conferences with members of management of Saltchuk and representatives of Evercore and Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), counsel to Saltchuk, to respond to inquiries in connection with Saltchuk’s due diligence review of the Company. These meetings and telephonic diligence sessions covered a review of the Company’s performance, business and services, accounting and tax matters, legal and compliance matters, employee benefits and other topics. During these times, the Company and its advisors also responded to various business, legal and accounting due diligence inquiries from Saltchuk and their advisors in connection with its review of the potential transaction by providing certain nonpublic information regarding the Company to Saltchuk through the virtual data room.

On December 10, 2025, the Company Board held a special telephonic meeting at which representatives of senior management, Guggenheim Securities and Sidley were in attendance. At the meeting, representatives of Guggenheim Securities provided the Company Board with an update regarding the status of the confidential outreach process to potential counterparties, noting that Guggenheim Securities was awaiting feedback from 4 contacted parties, while 3 contacted parties had declined to pursue a transaction. The Company Board also considered the initial terms of a draft Merger Agreement prepared by management and Sidley and directed senior management and Sidley to share the proposed draft with representatives of Saltchuk and to negotiate within the parameters discussed at the meeting.

Subsequent to the Company Board meeting and consistent with the directions of the Company Board, Sidley shared a draft of the Merger Agreement with Fried Frank on December 14, 2025. The draft of the Merger Agreement included the following:

•

a “go shop” provision permitting the Company to solicit proposals from potential counterparties during the 40 days following the execution of the Merger Agreement and, if any of such proposals resulted in a superior proposal that Saltchuk did not “match,” to terminate the Merger Agreement, take such superior proposal and pay Saltchuk a termination fee equal to 1.0% of the equity value of the transaction with Saltchuk;

•

a termination fee of 2.5% of the equity value of the transaction that would be payable by the Company if the Company terminated the Merger Agreement to accept a superior proposal that was provided after the “go shop” period described above;

•

recourse provisions such that if Saltchuk did not close the transaction when it was required to do so under the Merger Agreement, the Company would have the right to specific performance to cause Saltchuk to close and the Company would have the right to terminate the Merger Agreement, in which case (a) Saltchuk would be required to pay the Company a termination fee of 10% of the equity value of the transaction and (b) the Company could pursue additional damages beyond the termination fee.

On December 17, 2025, the Company Board held a special telephonic meeting at which representatives of management and Sidley were in attendance. At the meeting, the Company Board reviewed and approved the Company’s 2026 annual budget and, as instructed by the Company Board at the December 10, 2025 meeting, senior management proposed the December 2025 Financial Projections (as defined below) reflecting the changes to fiscal year 2026 as a result of the budgeting process. Senior management reviewed with the Company Board the differences between the October 2025 Financial Projections and the December 2025 Financial Projections. The Company Board and senior management discussed the potential risks and opportunities not reflected in the December 2025 Financial Projections. In response to questions, senior management noted that, in the following years, there was the potential that the types of projects the Company may pursue and be able to secure could be at lower margins. The Company Board and senior management discussed how this potential shift to lower margin business might impact Saltchuk’s views of the Company’s value. Following discussion, the Company Board accepted the December 2025 Financial Projections and authorized senior management to distribute such projections to Guggenheim Securities for purposes of their valuation analysis, as well as to Saltchuk.

On January 2, 2026, Fried Frank delivered a markup of the draft Merger Agreement. The markup:

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eliminated the “go shop” provision replacing it with a “no shop” provision prohibiting the Company from soliciting other proposals but permitting the Company to negotiate with a counterparty that made an unsolicited proposal;

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contemplated that the Company would be required to pay Saltchuk a termination fee of 4.25% of the equity value of the transaction with Saltchuk if the Company terminated the Merger Agreement to accept a superior proposal; and

•	deleted the termination fee payable by Saltchuk in the event it did not close when it was required to do so and the Merger Agreement was terminated.

On January 5, 2026, Mr. Tabbutt indicated to Mr. Petterson that Saltchuk would need to be comfortable that Mr. Petterson and other members of senior management would remain with the Company for a period after closing in order for Saltchuk to be willing to proceed with a transaction.

On January 6, 2026, members of management of Saltchuk and representatives of Evercore met in person with members of management of the Company and representatives of Guggenheim Securities to review the Company’s business, performance, commercial arrangements and assets. On the same day, representatives of Sidley and representatives of Fried Frank discussed the Company’s key issues with the terms of the Fried Frank markup of the draft Merger Agreement.

On January 7, 2025, the Company and Saltchuk entered into a second non-disclosure agreement establishing the terms under which Saltchuk would share certain financial information and other confidential information of Saltchuk with the Company (the “Saltchuk Confidentiality Agreement”). On the same day, representatives of Evercore, on behalf of Saltchuk, delivered financial information regarding Saltchuk to representatives of Guggenheim Securities in connection with the Company’s evaluation of Saltchuk’s debt financing plans.

On January 7, 2026, the Company Board held a regular meeting at its headquarters in Houston at which representatives of senior management were in attendance and representatives of Guggenheim Securities and Sidley attended in part. At the meeting, the Company Board considered the status of negotiations with Saltchuk, including proposed changes to the draft Merger Agreement received from representatives of Saltchuk on January 2, 2026. The Company Board and its advisors discussed negotiation positions and strategy for the Merger Agreement. Mr. Petterson described for the Company Board his January 5, 2026 conversation with Mr. Tabbutt. Senior management and Guggenheim Securities shared with the Company Board that Saltchuk had requested individual meetings with members of management during the January 5, 2026 and January 6, 2026 meetings, but that, upon the advice of Sidley and Guggenheim Securities, management had declined to engage in individual meetings until the parties were aligned on all material terms of the potential transaction and until the Company Board approved moving forward with such discussions. The Company Board noted its alignment with this approach. Also at the meeting, representatives of Guggenheim Securities provided the Company Board with an update regarding the status of the seven (7) contacted parties in the confidential outreach process, indicating that all potential counterparties, including Party A, had declined to pursue a transaction. Guggenheim Securities discussed with the Company Board the rationale provided by the contacted parties, including, among other reasons, focus on other strategic or operating priorities, size and scale of the potential transaction being too significant, and the trading price of the Company’s stock (which closed at $13.13 on January 7, 2026) being too high. Guggenheim Securities also presented the Company Board with its preliminary valuation analysis of the Company on a standalone basis using the December 2025 Financial Projections. Senior management discussed the pause in offshore wind projects by the United States Presidential Administration that was announced in late December of 2025 and the potential impact on 2026 results. Senior management also noted the increased likelihood of the ending of the continuing resolution for the U.S. Army Corps of Engineers (the “Corps”) in 2026 and the signing of a 2026 budget for the Corps for 2026, thereby providing greater certainty regarding Corps projects. Sidley discussed with the Company Board their fiduciary duties, including managing actual and potential conflicts of interest, and reminded the Company Board to report any relationships it developed with Saltchuk. The members of the Company Board confirmed that no director had any relationship with Saltchuk. The Company Board directed senior management and the Company’s advisors to continue negotiations with Saltchuk.

On January 9, 2026, Sidley, consistent with the discussions with the Company Board, delivered a revised draft of the Merger Agreement to Fried Frank. The revised draft accepted the deletion of the “go shop” provision but contemplated that if the Company accepted an unsolicited superior proposal that was initially received during the first 30 days following the execution of the Merger Agreement, the termination fee would be 1.5% of the equity value of the transaction with Saltchuk, but would be 2.65% of the equity value if the Merger Agreement were terminated to accept a superior proposal received after that 30 day period. The revised draft also contemplated that if Saltchuk did not close when required to do so, in addition to the remedy of specific performance, the Company would have the right to terminate and elect either (a) to pursue damages against Saltchuk or (b) to require Saltchuk to pay a termination fee equal to 8% of the equity value of the transaction.

On January 16, 2026, Mr. Tabbutt called Mr. Petterson to discuss the status of negotiations, and Mr. Tabbutt reiterated to Mr. Petterson that Saltchuk was requesting individual meetings with the management team.

On January 20, 2026, Fried Frank delivered a markup of the revised draft of the Merger Agreement to Sidley. The markup (a) contemplated a termination fee payable by the Company if it accepted a superior proposal of 3.75% of the equity value of the potential transaction with Saltchuk and (b) removed the concept that if Saltchuk did not close when it was required to do so the Company would have the ability to terminate and elect to receive a termination fee but retained the right of the Company to specific performance and to terminate the Merger Agreement and pursue damages.

On January 21, 2026, the Company Board held a special telephonic meeting at which representatives of senior management, Guggenheim Securities and Sidley were in attendance. At the meeting, the senior management team reviewed for the Company Board an update that they made to the December 2025 Financial Projections to correct certain depreciation assumptions related to the Offshore Energy business. These corrections had the effect of increasing projected Adjusted EBITDA by $10 million in each of fiscal years 2027 through 2030, which update had been reflected in the January 2026 Financial Projections (as defined below). Senior management and Guggenheim Securities also noted that, though the January 2026 Financial Projections included an upward adjustment to the cash position of the Company, the impact of the usage of such cash during the remainder of the projection period had not been properly reflected, the result of which was that the preliminary valuation of the Company appeared higher than it would actually be if the Company applied the cash in the ordinary course. The Company Board discussed the January 2026 Financial Projections with senior management. Following discussion, it was the consensus of the Company Board to use the January 2026 Financial Projections to review the updated Guggenheim Securities preliminary valuation analysis but that the forecasts should be updated to reflect the working capital impact related to the accelerated collection of cash in the fourth quarter of 2025 that was originally anticipated to the collected in 2026. Guggenheim Securities and senior management also indicated that Guggenheim Securities’ previous valuation analyses had relied on a fully diluted share count that understated performance stock units by approximately 1.2 million shares. Guggenheim Securities then presented a revised preliminary valuation analysis of the Company on a standalone basis using the January 2026 Financial Projections, now reflecting the increased Adjusted EBITDA projected by senior management and the updated fully diluted share number. Throughout the presentation, Guggenheim Securities reviewed the impact of the changes discussed above on the preliminary valuation analysis. Guggenheim Securities also reviewed with the Company Board recent stock price increases, including an increase from a high of $13.82 on January 14, 2026 to a high of $15.83 on January 15, 2026 as well as recent developments in the industry and recent analyst reports. The Company Board, senior management and the Company’s advisors discussed whether, in light of these changes, to contact additional potential counterparties or to seek a higher price from Saltchuk. In response to questions, Guggenheim Securities noted that its view remained that in the absence of competitive pressure, Saltchuk was unlikely to increase its price. The Company Board determined that the changes in project Adjusted EBITDA, the trading price of the Company’s common stock, the analyst reports and the other developments in the industry did not impact their views as to which potential counterparties should have been contacted nor did it cause them to believe the responses of the potential counterparties would have been different given the rationale provided by the potential counterparties for declining to pursue a transaction with the Company. As a result, the Company Board determined not to contact additional potential counterparties. The Company Board discussed whether to seek an increased price from Saltchuk. The Company Board considered the course of negotiations with Saltchuk and the advice regarding whether Saltchuk was likely to increase its price and determined not to seek a price increase from Saltchuk. Also at the meeting, the Company Board considered the remaining material points open in the Merger Agreement. It was noted that while Saltchuk had not provided a draft of the debt financing commitment papers to the Company as of that time, the Chief Financial Officer of Saltchuk had discussed the proposed financing with Mr. Kornblau. The Company Board and Sidley discussed the recourse options available to the Company if Saltchuk did not close when required to do so. The Company Board considered the repeated requests of Saltchuk to engage in discussions with members of senior management and the fact that Saltchuk had indicated that it would need to be comfortable that Mr. Petterson and other members of senior management would remain with the Company for a period after closing in order for Saltchuk to be willing to proceed with a transaction. The Company Board considered the matters that had been resolved in the negotiations and what remained open.

Following discussion, the Company Board (i) agreed that certain members of the senior management team should move forward with direct discussions with Saltchuk regarding their post-closing employment and (ii) authorized senior management to distribute the projections to Saltchuk.

On January 22, 2026, a member of management of Saltchuk met in person with members of management of the Company.

On January 27, 2026, Fried Frank delivered to Sidley a draft of the debt commitment letters to finance a portion of the transaction. On January 29, 2026, Fried Frank delivered to Sidley a draft of an amendment to the credit facility of Saltchuk, which credit facility was to be used to finance an additional portion of the transaction. From January 27, 2026 through February 10, 2026, Sidley, Saltchuk’s finance counsel, Fried Frank and Saltchuk’s lenders discussed the status and terms of Saltchuk’s debt financing.

On January 30, 2026, Mr. Tabbutt called Mr. Petterson to discuss that, to be comfortable with proceeding with the transaction, Parent would require Mr. Petterson, Mr. Kornblau and Vivienne R. Schiffer, Senior Vice President, Chief Legal Officer and Chief Compliance Officer of the Company, to enter into letter agreements, pursuant to which each such executive would agree, for a period of time following the Closing, to waive any right to claim “good reason” under their respective employment agreements with the Company solely in respect of (i) the consummation of the Offer and/or the Merger and (ii) any change to their authorities, duties, responsibilities or reporting lines that reasonably result from the Company becoming, by reason of the Offer and Merger, a subsidiary of Parent following the Effective Time and ceasing to be publicly traded (the “Employment Agreement Amendments”). The Employment Agreement Amendments are summarized in more detail above (see in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Payments Upon Termination or Change of Control—Employment Agreement Amendments and Retention Bonuses”).

On January 30, 2026, the Company Board held a special telephonic meeting at which representatives of management, Guggenheim Securities and Sidley were in attendance. At the meeting, Sidley discussed with the Company Board the fiduciary duties of the directors in considering a potential sale of the Company. Senior management discussed with the Company Board the recent offshore energy project that the Company had been awarded, noting that the impact of the project was already reflected in the Company’s projections. The Company Board, senior management and the Company’s advisors discussed the timing of disclosure of the contract award as well as earnings and the Company’s 10-K filing. Guggenheim Securities provided an updated relationship disclosure report to the Company Board, which was consistent with the report received by the Company Board at the October 22, 2025 meeting. Guggenheim Securities and Sidley discussed with the Company Board Saltchuk’s proposed acquisition financing and considerations related thereto. Sidley also reviewed with the Company Board the status of the negotiations on the terms of the Merger Agreement. It was also noted that Saltchuk was insisting as a condition to signing that Messrs. Petterson and Kornblau and Ms. Schiffer enter into waiver agreements with Saltchuk and the Company to waive certain rights under their employment agreements, but had not provided a proposal with respect to such waivers or what consideration would be paid in exchange therefor. Also at the meeting, as instructed by the Company Board at the January 21, 2026 meeting, senior management proposed the Updated January 2026 Financial Projections (as defined below) reflecting the discussed net working capital adjustments. The Company Board reviewed and accepted the Updated January 2026 Financial Projections. Guggenheim Securities presented a revised preliminary valuation analysis based on the Updated January 2026 Financial Projections. The Company Board discussed the potential transaction at $17.00 per share in light of the updated preliminary valuation analysis as well as the Company’s stock price, analysts’ coverage (including the $20.00 one year price per share target by an analyst that had recently initiated coverage), and industry events. Guggenheim Securities discussed with the Company Board the fact that the Company’s stock was thinly traded and that created a greater likelihood of volatile price movements. Guggenheim Securities noted that, in connection with the recent increase in the Company’s trading price, Guggenheim Securities had discussions with Evercore regarding Saltchuk’s willingness to increase its price and Evercore’s response suggested that an increase in price was not likely. The Company Board discussed the fact that, despite the Company’s recent stock price increases, the Company’s longer-term outlook remained largely unchanged and that there were significant risks inherent in the Company’s business plan, including near term margin compression, customer concentration risks and ongoing risks of changes in government priorities and government shutdowns. The Company Board noted that Saltchuk’s proposal represented an attractive return to its stockholders given the historical trading prices of the Company’s common stock and offered certainty and immediate liquidity to stockholders. Following discussion, the Company Board (i) determined that the Company continuing to pursue the potential transaction with Saltchuk at $17.00 per share was in the best interests of the stockholders of the Company and (ii) authorized senior management to distribute the projections to Saltchuk.

On January 31, 2026, Mr. Tabbutt sent Mr. Petterson a draft of Saltchuk’s proposed terms for inclusion in the waiver agreements. On the following day, Mr. Tabbutt sent Mr. Petterson a draft form of waiver agreement reflecting Saltchuk’s proposed terms.

Between February 1, 2026 and February 9, 2026, representatives of Fried Frank and Holland & Knight LLP, employment counsel to Mr. Petterson, Mr. Kornblau and Ms. Schiffer, exchanged drafts of the form of Employment Agreement Amendments, and participated in multiple discussions regarding the Employment Agreement Amendments. In addition, during this time Mr. Tabbutt and Mr. Petterson engaged in conversations regarding the terms of the Employment Agreement Amendments.

On February 5, 2026, the Company Board held a special telephonic meeting, at which representatives of senior management, Guggenheim Securities and Sidley were in attendance, during which the Company Board and the Company’s advisors discussed Saltchuk’s acquisition financing. Senior management provided the Company Board with an update on their negotiations with Saltchuk related to the Employment Agreement Amendments.

Over the course of the following days, the parties finalized the transaction documents and exchanged drafts of the Merger Agreement, related disclosure schedules and financing documentation, and negotiated open issues, including on equity award treatment, restrictions on the Company’s operations between signing and closing, financing covenants and the size of the Company termination fee. In addition, Saltchuk negotiated with each of Messrs. Petterson and Kornblau and Ms. Schiffer the Employment Agreement Amendments and consideration for the waiver of certain of their rights under their employment agreements. On February 10, 2026, the parties agreed to a Company termination fee of 3.15% of equity value.

In the evening of February 10, 2026, the Company Board held a special telephonic meeting at which members of senior management and representatives of Guggenheim Securities and Sidley were present. Representatives of Sidley reviewed the Company Board’s fiduciary duties in connection with the proposed transaction and reviewed the principal terms of the Merger Agreement, including the size of the Company termination fee, Saltchuk’s financing covenants, Saltchuk’s obligations to fund the proposed transaction and the Company’s available recourse and related termination provisions in such circumstances. The Company Board and Guggenheim Securities discussed recent stock price performance and the reduced premium represented by the $17.00 per share offer price relative to recent trading prices. Guggenheim Securities also presented its financial analysis of the $17.00 per share consideration and delivered its oral opinion, subsequently confirmed in writing, to the effect that, as of February 10, 2026 and based upon and subject to the assumptions, limitations and qualifications set forth therein, the $17.00 per share cash consideration to be received by holders of Company common stock (other than excluded shares) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. The Company Board also confirmed the absence of any conflicts of interest between the directors. Mr. Petterson then, in his capacity as a member of management, stated that management recommended that the Company Board approve the Offer and the Merger. The Company Board unanimously, among other things, (i) determined that it is in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement and declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, advisable, (ii) approved the execution, delivery and performance of, and adopted, the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger and the Offer, (iii) resolved that the Merger shall be effected under and governed by Section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer, in each case, on the terms and conditions of the Merger Agreement.

Late in the evening on February 10, 2026, the Company, Saltchuk and Purchaser executed the Merger Agreement.

Early in the morning on February 11, 2026, prior to the opening of the public markets, the Company and Saltchuk issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, and making the recommendation of the Company Board, the Company Board consulted with the Company’s senior management team and outside financial and legal advisors. The Company Board also considered and evaluated a variety of factors over the course of the meetings of the Company Board beginning on September 17, 2025, including the following factors (not necessarily in order of relative importance), each of which the Company Board believed supported its unanimous determination and recommendation that the Company’s stockholders accept the Offer and tender their shares to Purchaser in the Offer:

•	Historical Performance, Prospects and Strategic Alternatives.

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The Company Board considered the current and historical financial condition, results of operations and business of the Company, the Company’s competitive position in the industry and the Company’s historical performance relative to other companies in the industry.

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The Company Board considered the Financial Projections (as defined in the section entitled “—Certain Financial Projections”) prepared by senior management of the Company and the risks associated with the ability of the Company to meet such projections if it were to continue to operate as an independent company, including:

•	the level of capital expenditure investments necessary for the business, including to continue modernizing and expanding the Company’s fleet to remain competitive in the industry;

•	the limitations that being a publicly traded company imposes on the ability of the Company to adopt flexible strategies and investments to optimize opportunities in the offshore energy industry;

•	the significant concentration in the Company’s customer base and reliance on a single customer for a material part of the Company’s revenue;

•	the current regulatory landscape, including with respect to offshore wind, and uncertainties in government funding in the United States; and

•	the cyclicality in the industry that will likely result in lower project margins in the near term relative to the industry’s recent focus on high-margin capital projects.

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In light of the foregoing, the Company Board considered the Company’s near-term and longer-term prospects as an independent company, including considerations relating to the Company’s succession planning.

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The Company Board considered the potential strategic alternatives available to the Company, including pursuing a standalone strategy, and the potential stockholder value that might result from such alternative.

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The Company Board’s view, taking into account, among other things, its review and discussions with the Company’s senior management and advisors regarding remaining an independent public company and the potential strategic alternatives for the Company, was that remaining an independent public company and other strategic alternatives reviewed by the Company Board were unlikely to create greater overall value for the Company’s stockholders than the Transactions.

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Process Considerations. The Company Board considered the process it had conducted, together with the Company’s senior management team and its financial and legal advisors, in consideration of the Transactions, including:

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the fact that Guggenheim Securities had conducted a confidential outreach process to all other potential bidders that the Company Board determined, following discussions with the Company’s senior management and Guggenheim Securities, were the most likely to have the means and interest in a possible acquisition of the Company;

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the fact that all seven (7) third parties contacted in such confidential outreach process (including Party A) declined to pursue a transaction with the Company, and the Company did not receive any other proposals;

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the Company Board’s belief, following discussions with Guggenheim Securities, that there was a low likelihood of other potential bidders having interest in an acquisition of the Company given the Company’s participation in a highly regulated industry and the capital-intensive nature of the Company’s business; and

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the Company Board’s belief, taking into account, among other things, its familiarity with the industry and discussions with the Company’s senior management and Guggenheim Securities, that any other potentially interested parties were unlikely to be willing to acquire the Company at a purchase price in excess of the Offer Price of  $17.00 per Share offered by Saltchuk and that, in any case, any such other potentially interested parties would be able to submit a competing proposal, if they so desired, following the announcement of the execution of the Merger Agreement.

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Course of Negotiations. The Company Board considered the course of negotiations with Saltchuk, including the $3.75 per Share increase offered by Saltchuk from the low end of its initial offer and the Company Board’s belief that, based on negotiations with Saltchuk and discussions with Guggenheim Securities, any attempt to insist on a further price increase would have created meaningful risk that Saltchuk would terminate or suspend negotiations, in which event the Company’s stockholders would lose the opportunity to obtain the Offer Price per Share or the Merger Consideration. In light of the foregoing and discussions with senior management and Guggenheim Securities, the Company Board believed that the Offer Price of $17.00 per Share was the highest price that Saltchuk was willing to pay for the Company.

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Financial Terms of the Offer & Certainty of Value. The Company Board considered the potential value and form of the consideration to be received in the Offer and the Merger by the Company’s stockholders, including:

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the fact that the Offer Price and the Merger Consideration are all cash, such that the Transactions provide certainty, immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy;

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the fact that the Offer Price represents (i) an approximate 25% premium over the volume weighted average price per Share for the 90-trading day period ending on February 10, 2026 and (ii) an approximate 5% premium over the Company’s all-time high closing price;

•	the trading history of the Shares, including the fact that the Shares have historically experienced volatility in trading;

•	the thinly-traded nature of the Shares on Nasdaq; and

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the availability of statutory appraisal rights under Section 262 of the DGCL to the stockholders of the Company who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

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Opinion of Guggenheim Securities. The Company Board considered the financial analyses presented by Guggenheim Securities and Guggenheim Securities’ opinion to the effect that, as of February 10, 2026 and based on and subject to the assumptions, qualifications, limitations and other matters set forth in Guggenheim Securities’ written opinion, dated the same date, the Offer Price to be received by the holders of Shares (other than excluded shares) was fair, from a financial point of view, to such holders (see in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Guggenheim Securities, LLC”). In considering such opinion, the Company Board took into account responses to inquiries it made to Guggenheim Securities regarding past fees received by Guggenheim Securities for services provided to the Company and that Guggenheim Securities had not received any fees for services to the Company or Saltchuk during the prior two years, and fees payable to Guggenheim Securities in connection with the transactions contemplated by the Merger Agreement, including reimbursement of expenses and indemnification.

•	Independent Legal Counsel. The Company’s retention of Sidley as independent legal counsel to the Company.

•	The Merger Agreement. The Company Board considered the general terms and conditions of the Merger Agreement and the course of negotiations of the key provisions thereof, including:

•	the representations, warranties and covenants made by each party;

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the Company’s ability, under certain circumstances, to furnish information to and conduct negotiations with a third party that has made an unsolicited acquisition proposal, if the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such third party has made an unsolicited acquisition proposal that constitutes or could reasonably be expected to lead to a superior proposal and that failure to take such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable law;

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the fact that, in certain circumstances related to a superior proposal, the Company Board is permitted to change the Company Board’s recommendation (subject to certain restrictions and compliance with certain procedures imposed by the Merger Agreement) and to terminate the Merger Agreement to enter into an agreement with respect to a superior proposal, subject to the payment to Saltchuk of a termination fee of $36,861,914;

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the fact that, in certain other circumstances constituting an intervening event, the Company Board is permitted to change the Company Board’s recommendation (subject to certain restrictions and compliance with certain procedures imposed by the Merger Agreement), which would result in Saltchuk having the right to terminate the Merger Agreement at which time the Company would be required to pay Saltchuk a termination fee of $36,861,914;

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the provision in the Merger Agreement requiring Saltchuk and Purchaser to, under certain circumstances, extend the Offer beyond the Initial Expiration Date or, if applicable, subsequent Expiration Dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

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the Company Board’s belief that the terms of the Merger Agreement, including the termination fee payable by the Company under certain circumstances, were reasonable and would not discourage other potential acquirers from making an alternative proposal to acquire the Company.

•	Likelihood and Speed of Consummation of the Offer and the Merger. The Company Board considered the likelihood that the Transactions will be consummated in a timely manner, including:

•	the absence of any financing condition to the Offer and the Merger in the Merger Agreement;

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the fact that Saltchuk has represented that it will have sufficient cash at the closing to pay all amounts payable in connection with the consummation of the Transactions contemplated by the Merger Agreement and the related costs and expenses of the Transactions;

•	the terms of the financing prepared by Saltchuk, including the conditionality under the debt commitment papers and the credit agreement of Saltchuk;

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the fact that the limited nature of the conditions to Saltchuk’s obligations to consummate the Offer and the Merger, including the fact that no non-governmental third party consents are conditions to the consummation of the Transactions, provides a high degree of likelihood that the Offer and the Merger will be consummated;

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the Company Board’s belief that the Merger Agreement, taken as a whole, provides a high degree of protection against the risk that consummation of the Transactions is delayed or that the Transactions cannot be completed in connection with the required antitrust approval, based on, among other things, the following:

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the fact that, although the expiration of the waiting period under the HSR Act is a condition of the Offer, the Company Board believes, after consultation with the Company’s outside legal counsel, that prospects are favorable for reaching this condition as soon as practicable;

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the fact that each party is required to cooperate and use reasonable best efforts to take all actions necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, the Transaction, including as promptly as practicable to make all filings and registrations with any governmental entity under any applicable antitrust laws necessary or advisable in connection with the consummation of the Transactions;

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the fact that, in addition to the above, each party is required to cooperate and use reasonable best efforts to seek to resolve objections of any governmental entity regarding the Merger Agreement or the consummation of the Transactions, provided that Saltchuk is not required to litigate any challenge to the Merger Agreement or the Transactions and is not required to take remedial actions that (i) are not conditioned on completion of the Merger or (ii) would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Saltchuk and its subsidiaries after giving effect to the Transactions, taken as a whole; and

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the Merger Agreement may be terminated by the Company or Saltchuk if the Offer has not been consummated by June 10, 2026, subject to extension under certain circumstances to August 10, 2026 if necessary to obtain the required antitrust approval;

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the potential that closing in a relatively short time frame could reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption; and

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the structure of the Transactions as a tender offer for all outstanding Shares for cash, with the expected result that a relatively short period will elapse before the Company’s stockholders receive the Merger Consideration for all tendered Shares, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

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Specific Performance Right. The Company Board considered the fact that, if either of the other parties to the Merger Agreement breaches its obligations under the Merger Agreement, including if the Transaction does not close when all conditions are satisfied, the Company is entitled to specific performance to prevent breaches of the Merger Agreement, in addition to any other remedies to which the Company may be entitled.

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Business Reputation of Saltchuk and Purchaser. The Company Board considered the positive business reputation, management and financial resources of Saltchuk and Purchaser with respect to the Transactions and their ability to fund the Transactions and continue to successfully operate the Company upon consummation of the Transactions.

The Company Board also considered a variety of risks and other potentially adverse factors or negative factors in determining whether to approve the Merger Agreement and the Transactions, including the following:

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the fact that, following the Merger, the Company will no longer exist as an independent public company and existing Company stockholders will not participate in the future earnings or growth of the Company or Saltchuk or benefit from any synergies that may result from the consummation of the transactions contemplated by the Merger Agreement;

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the risks and contingencies related to the announcement and pendency of the transactions contemplated by the Merger Agreement, including that it may cause the Company to experience disruptions to its business operations and future prospects and impact the Company’s employees (and impair the Company’s ability to attract, retain and motivate its employees, including key personnel) and its relationships with existing and prospective customers, subcontractors, suppliers and other third parties, and the effect of such disruptions on the Company’s operating results in the event that the Transactions are not consummated in a timely manner;

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the possibility that the Company may be obligated to pay Saltchuk a termination fee of $36,861,914 in certain circumstances, and the possibility that, even in circumstances where such termination fee is paid by the Company, the Company could still be subject to liability for actual or intentional fraud under Delaware law or Willful and Material Breach (as defined in the Merger Agreement). The possibility that Parent could breach the Merger Agreement, and the Company could be unsuccessful in obtaining specific performance;

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the significant costs involved in connection with entering into and completing the Transactions and the substantial time and effort of management required to complete the Transactions, which may disrupt the Company’s business operations;

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the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking certain business opportunities that may arise or any other action the Company would otherwise take with respect to the operations of the Company absent the pending Transactions;

•	the risk of litigation arising in respect of the Transactions that could be instituted against the Company or its directors and officers, and potential effects or outcomes related thereto;

•	the fact that, for U.S. federal income tax purposes, the Merger Consideration will be taxable to Company stockholders who are entitled to receive such consideration; and

•

the interests of the Company’s executive officers and directors and the fact that the Company’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company’s stockholders, generally, as described above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers and Directors”.

The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the Company Board in its consideration of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, but instead includes specified factors that the Company Board considered in evaluating the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement. In view of the complexity and wide variety of factors in connection with the Company Board’s evaluation of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, the Company Board may not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the different factors in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Company Board considered the interests of the Company’s executive officers and directors above as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers and Directors”.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdrawn), pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended from time to time (other than Shares for which such holder does not have discretionary authority), although there are no agreements requiring such persons to do so. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

Given the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections, the Company does not as a matter of general practice publicly disclose detailed projections as to its anticipated financial position or results of operations.

However, in connection with the Company Board’s review of potential strategic transactions, including the Transaction, the Company’s senior management, in each case at the direction of the Company Board, prepared the Financial Projections (as defined below), based on the good-faith judgments of the Company’s senior management at such time. The Financial Projections were provided to the Company Board for purposes of considering, analyzing and evaluating the Transaction. In addition, the Updated January 2026 Financial Projections (as defined below) were provided to Guggenheim Securities to use in connection with the rendering of its fairness opinion to the Company Board and in performing its related financial analyses, as described below under “The Solicitation or Recommendation—Opinion of Guggenheim Securities, LLC”.

In October 2025 the Company’s senior management prepared forward-looking financial information with respect to fiscal years 2026 through 2030 (which we refer to as the “October 2025 Financial Projections”), which are summarized below. The Company’s senior management provided the October 2025 Financial Projections to the Company Board and Guggenheim Securities in October 2025, and the Company Board directed Guggenheim Securities to use the October 2025 Financial Projections in preparing a preliminary valuation analysis of the Company. In addition, portions of the October 2025 Financial Projections were provided to Parent.

In December 2025, in light of the Company’s annual budgeting process, and improvements to Adjusted EBITDA (as defined below) for fiscal year 2026 as compared to the October 2025 Financial Projections, the Company’s senior management updated the October 2025 Financial Projections to revise the forward-looking financial information contained therein for fiscal year 2026 (which we refer to as the “December 2025 Financial Projections”), which are summarized below. Management of the Company determined that the changes to fiscal year 2026 would not have an impact on Adjusted EBITDA for fiscal years 2027 through 2030. The December 2025 Financial Projections were provided to the Company Board and Guggenheim Securities in December 2025. Guggenheim Securities used the December 2025 Financial Projections to update the preliminary valuation analysis. In addition, portions of the December 2025 Financial Projections were provided to Parent.

In mid-January 2026, in light of a correction to certain depreciation assumptions related to the Offshore Energy business that increased Adjusted EBITDA for fiscal years 2027 through 2030 as compared to the December 2025 Financial Projections, the Company’s senior management updated the December 2025 Financial Projections (which we refer to as the “January 2026 Financial Projections”), which are summarized below. The January 2026 Financial Projections were provided to the Company Board and Guggenheim Securities in mid-January 2026. Guggenheim Securities used the January 2026 Financial Projections to update the preliminary valuation analysis. In addition, portions of the January 2026 Financial Projections were provided to Parent.

In late-January 2026, in light of earlier than anticipated receipt of customer payments in the fourth quarter of 2025 and the preparation of the preliminary fourth quarter 2025 balance sheet roll-forward, the Company’s senior management updated the January 2026 Financial Projections (which we refer to as the “Updated January 2026 Financial Projections”, and together with the October 2025 Financial Projections, the December 2025 Financial Projections and the January 2026 Financial Projections, the “Financial Projections”), which are summarized below. The Updated January 2026 Financial Projections were provided to the Company Board and Guggenheim Securities in late-January 2026. Guggenheim Securities used and relied on the Updated January 2026 Financial Projections in connection with its financial analysis and opinion to the Company Board with respect to the Offer Price of $17.00 in cash per Share described elsewhere in this document. In addition, portions of the Updated January 2026 Financial Projections were provided to Parent.

The Financial Projections were prepared assuming the Company’s continued operation as a going concern on a standalone basis and without the separate sale of any of the Company’s business units.

None of the Financial Projections were intended for public disclosure. The summary of the Financial Projections described in this section is included in this Schedule 14D-9 because they were accepted or approved by the Company Board for dissemination to one or both of Parent and Guggenheim Securities and, in the case of the Updated January 2026 Financial Projections, to Guggenheim Securities for its reliance in its analysis and opinion to the Company Board with respect to the Offer Price.

The inclusion of the Financial Projections in this Schedule 14D-9 does not constitute an admission or representation by the Company that the Financial Projections or the information contained therein is material.

The Financial Projections are unaudited and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles as applied in the U.S. (which we refer to as “GAAP”) or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. Neither the Company’s independent registered public accounting firm nor any other independent accountant has compiled, examined or performed any procedures with respect to the Financial Projections or expressed any opinion or any other form of assurance on the Financial Projections or their achievability. The Company’s independent registered public accounting firm assumes no responsibility for, and disclaims any association with, the Financial Projections.

In the view of the Company’s senior management, the Financial Projections were prepared on a reasonable basis reflecting senior management’s best available estimates and judgments regarding the Company’s future financial performance at the time of their respective preparation. The December 2025 Financial Projections and the January 2026 Financial Projections were each, at the time of presentation to the Company Board, intended to supersede and replace the October 2025 Financial Projections and the December 2025 Financial Projections, respectively. The Financial Projections are not facts and should not be relied upon as necessarily predictive of actual future results. You are cautioned not to rely upon the Financial Projections. Some or all of the assumptions that have been made in connection with the preparation of the Financial Projections may have changed since the date the Financial Projections were prepared. None of the Company, Parent, Purchaser nor any of their respective affiliates, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Financial Projections or the ultimate performance of the Company relative to the Financial Projections, and each of them disclaims any obligation to update or otherwise revise the Financial Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error (except as required by applicable securities laws). Except as required by applicable law, neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Financial Projections if any or all of them have changed or change or otherwise have become, are or become inaccurate (even in the short term). These considerations should be taken into account if evaluating the Financial Projections, each of which were prepared as of an earlier date.

The Financial Projections do not necessarily reflect changes in general business or economic conditions since the time they were prepared, changes in the Company’s businesses or their prospects or any other transactions or events that have occurred or that may occur and that were not anticipated at the time the Financial Projections were prepared, and the Financial Projections are not necessarily indicative of current values or necessarily predictive of future performance, which may be significantly more favorable or less favorable than as set forth therein and should not be regarded as a representation that the financial forecasts, projected results or other estimates and assumptions therein will be achieved.

Because the Financial Projections reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The Financial Projections also cover multiple fiscal years, and such information by its nature becomes less predictive with each succeeding fiscal year. The Financial Projections constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, without limitation, the factors described in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 23, 2026, and in the Company’s other public filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section entitled “Item 8. Additional Information—Forward-Looking Statements.” Accordingly, there can be no assurance that the projected results summarized below will be realized or that actual results will not differ materially from the projected results summarized below, and the Financial Projections cannot be considered a guarantee of future operating results and should not be relied upon as such. No representation is made by the Company or any of its affiliates, advisors or other representatives or any other person to any Company shareholder or any other person regarding the actual performance of the Company compared to the results included in the Financial Projections or otherwise.

The Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. For a more detailed description of the information available, see the section entitled “Item 8. Additional Information—Annual and Quarterly Reports.” The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the effect of the Offer, the Merger and related matters. Further, the Financial Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed in any manner in that context. The Financial Projections reflect various estimates, assumptions and methodologies of the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions and matters specific to the Company’s businesses.

In addition, certain of the Financial Projections are non-GAAP financial measures, including Adjusted EBITDA, EBITA and unlevered free cash flow. Non-GAAP financial measures should not be considered in isolated form or as a substitute for financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled financial measures used by other companies. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and the Company’s management does not believe it is feasible to provide accurate forecasted non-GAAP reconciliations. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisor in connection with a proposed business combination transaction such as the proposed Transaction if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to GAAP financial measures were not provided to or relied upon by the Company Board, in connection with its evaluation of the Transaction, or Guggenheim Securities in connection with its financial analyses and the opinion that Guggenheim Securities rendered in connection with the Transaction. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Financial Projections to the relevant GAAP financial measures.

Financial Projections

The following table summarizes the October 2025 Financial Projections:

	Fiscal Years Ended December 31,
(U.S. dollars in millions)	2026E	2027E	2028E	2029E	2030E
Total Revenue	$864	$879	$917	$956	$1,012
Adjusted EBITDA(1)	$178	$203	$218	$225	$239
EBITA(2)	$117	$140	$154	$162	$175
Unlevered Free Cash Flow(3)	$81	$92	$160	$152	$168

(1)

Adjusted EBITDA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, depreciation and amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. Adjusted EBITDA is after deduction of stock-based compensation.

(2)

EBITA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. EBITA is after deduction of stock-based compensation.

(3)

Unlevered Free Cash Flow, which is a non-GAAP financial measure, was arithmetically derived by Guggenheim Securities based on the October 2025 Financial Projections provided to Guggenheim Securities by the Company’s management. Unlevered Free Cash Flow for fiscal years 2026, 2027, 2028, 2029 and 2030, respectively, is defined as Adjusted EBITDA for each applicable period (i) less taxes ($30, $35, $39, $41 and $44 in each of the applicable periods, provided that such amounts do not take into account the Company’s net operating loss balance), (ii) plus or minus changes in net working capital ($4, $(17), $6, $(8) and $(1) in each of the applicable periods) and (iii) minus capital expenditures ($72, $59, $24, $25 and $25 in each of the applicable periods).

The following table summarizes the December 2025 Financial Projections:

	Fiscal Years Ended December 31,
(U.S. dollars in millions)	2026E	2027E	2028E	2029E	2030E
Total Revenue	$900	$879	$917	$956	$1,012
Adjusted EBITDA(1)	$185	$203	$218	$225	$239
EBITA(2)	$128	$140	$154	$162	$175
Unlevered Free Cash Flow(3)	$67	$82	$158	$154	$168

(1)

Adjusted EBITDA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, depreciation and amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. Adjusted EBITDA is after deduction of stock-based compensation.

(2)

EBITA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. EBITA is after deduction of stock-based compensation.

(3)

Unlevered Free Cash Flow, which is a non-GAAP financial measure, was arithmetically derived by Guggenheim Securities based on the December 2025 Financial Projections provided to Guggenheim Securities by the Company’s management. Unlevered Free Cash Flow for fiscal years 2026, 2027, 2028, 2029 and 2030, respectively, is defined as Adjusted EBITDA for each applicable period (i) less taxes ($32, $35, $39, $41 and $44 in each of the applicable periods, provided that such amounts do not take into account the Company’s net operating loss balance), (ii) plus or minus changes in net working capital ($1, $(27), $4, $(6) and $(1) in each of the applicable periods) and (iii) minus capital expenditures ($87, $59, $24, $25 and $25 in each of the applicable periods).

The following table summarizes the January 2026 Financial Projections:

	Fiscal Years Ended December 31,
(U.S. dollars in millions)	2026E	2027E	2028E	2029E	2030E
Total Revenue	$900	$879	$917	$956	$1,012
Adjusted EBITDA(1)	$185	$213	$228	$235	$249
EBITA(2)	$128	$150	$165	$172	$186
Unlevered Free Cash Flow(3)	$67	$88	$166	$160	$176

(1)

Adjusted EBITDA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, depreciation and amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. Adjusted EBITDA is after deduction of stock-based compensation.

(2)

EBITA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. EBITA is after deduction of stock-based compensation.

(3)

Unlevered Free Cash Flow, which is a non-GAAP financial measure, was arithmetically derived by Guggenheim Securities based on the January 2026 Financial Projections provided to Guggenheim Securities by the Company’s management. Unlevered Free Cash Flow for fiscal years 2026, 2027, 2028, 2029 and 2030, respectively, is defined as Adjusted EBITDA for each applicable period (i) less taxes ($32, $38, $42, $43 and $47 in each of the applicable periods, provided that such amounts do not take into account the Company’s net operating loss balance), (ii) plus or minus changes in net working capital ($1, $(29), $4, $(7) and $(1) in each of the applicable periods) and (iii) minus capital expenditures ($87, $59, $24, $25 and $25 in each of the applicable periods).

The following table summarizes the Updated January 2026 Financial Projections:

	Fiscal Years Ended December 31, (1)
(U.S. dollars in millions)	2026E	2027E	2028E	2029E	2030E
Total Revenue	$900	$879	$917	$956	$1,012
Adjusted EBITDA(2)	$185	$213	$228	$235	$249
EBITA(3)	$128	$150	$165	$172	$186
Unlevered Free Cash Flow(4)	$34	$88	$166	$160	$176

(1)

For purposes of the fairness opinion of Guggenheim Securities described under “Opinion of Guggenheim Securities, LLC,” (a) fully diluted shares were assumed to be 68.847; and (b) net debt was assumed to be $367, which numbers were used to calculate an implied transaction Enterprise Value of $1,537 by (i) multiplying such number of fully diluted shares by the $17 per share price and (ii) adding such net debt amount.

(2)

Adjusted EBITDA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, depreciation and amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. Adjusted EBITDA is after deduction of stock-based compensation. LTM Adjusted EBITDA as used in the fairness opinion of Guggenheim Securities described under “Opinion of Guggenheim Securities, LLC,” was based on the Company’s estimated 2025 estimated Adjusted EBITDA of $171.

(3)

EBITA, which is a non-GAAP financial measure, is defined as net income adjusted for net interest expense, income taxes, amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. EBITA is after deduction of stock-based compensation.

(4)

Unlevered Free Cash Flow, which is a non-GAAP financial measure, was arithmetically derived by Guggenheim Securities based on the Updated January 2026 Financial Projections provided to Guggenheim Securities by the Company’s management. Unlevered Free Cash Flow for fiscal years 2026, 2027, 2028, 2029 and 2030, respectively, is defined as Adjusted EBITDA for each applicable period (i) less taxes ($32, $38, $42, $43 and $47 in each of the applicable periods, provided that such amounts do not take into account the Company’s net operating loss balance), (ii) plus or minus changes in net working capital ($(32), $(29), $4, $(7) and $(1) in each of the applicable periods) and (iii) less capital expenditures ($87, $59, $24, $25 and $25 in each of the applicable periods).

NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES INTENDS TO, AND EACH OF THEM DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING OR EVENTS OCCURRING AFTER THE RESPECTIVE DATES WHEN THE FINANCIAL PROJECTIONS WERE PREPARED OR TO REFLECT THE EXISTENCE OF FUTURE CIRCUMSTANCES OR THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE INACCURATE OR NO LONGER APPROPRIATE.

Opinion of Guggenheim Securities, LLC

Overview

The Company retained Guggenheim Securities as its financial advisor in connection with the potential sale of or another extraordinary corporate transaction involving the Company. Guggenheim Securities has been formally engaged in connection with the Transactions since October 28, 2025. In selecting Guggenheim Securities as its financial advisor, the Company Board considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the dredging and offshore energy industries. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the February 10, 2026 Company Board meeting, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Company Board to the effect that, as of February 10, 2026 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price to be received by the holders of Shares (other than the Excluded Shares (as defined in such opinion)) was fair, from a financial point of view, to such holders.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex A to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In rendering its opinion, Guggenheim Securities did not express any view or opinion as to (i) the prices at which the Shares or other securities or financial instruments of or relating to the Company may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on the Company, Parent, Purchaser or their respective securities or other financial instruments, the Transactions or the financing thereof or (iii) the impact of the Transactions on the solvency or viability of the Company, Parent or Purchaser or the ability of the Company, Parent or Purchaser to pay its obligations when they come due.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this Schedule 14D-9):

•	was provided to the Company Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price;

•	did not constitute a recommendation to the Company Board with respect to the Transaction;

•

does not constitute advice or a recommendation to any holder of the Shares as to whether to tender any such Shares pursuant to the Offer or how to vote or act in connection with the Transactions or otherwise;

•

did not address the Company’s underlying business or financial decision to pursue or effect the Transactions, the relative merits of the Transactions as compared to any alternative business or financial strategies that might exist for the Company, the financing or funding of the Transactions by Parent or the effects of any other transaction in which the Company might engage;

•

addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) to the extent expressly specified in such opinion;

•

expressed no view or opinion as to (i) any other term, aspect or implication of (y) the Transactions (including, without limitation, the form or structure of the Transactions) or the Merger Agreement or (z) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Transactions or (ii) the fairness, financial or otherwise, of the Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified therein), creditors or other constituencies of the Company; and

•

expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s directors, officers or employees, or any class of such persons, in connection with the Transactions relative to the Offer Price or otherwise.

In connection with rendering its opinion, Guggenheim Securities:

•	reviewed a substantially final draft of the Merger Agreement dated as of February 10, 2026;

•	reviewed certain publicly available business and financial information regarding the Company;

•

reviewed certain non-public business and financial information regarding the Company and its businesses and future prospects (including the Financial Projections and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management (collectively, the “Company-Provided Information”);

•

discussed with the Company’s senior management their views of the Company’s businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the dredging and offshore energy sectors;

•	performed discounted cash flow analyses based on the Financial Projections;

•	reviewed the valuation and financial metrics of certain precedent mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Transactions;

•	reviewed the historical prices, certain trading multiples and the trading activity of the Shares;

•

compared the financial performance of the Company and certain trading multiples and the trading activity of the Shares with corresponding data for certain publicly traded companies that Guggenheim Securities deemed relevant in evaluating the Company;

•	performed illustrative leveraged buyout analyses based on the Financial Projections; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

•

Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with the Company (including, without limitation, the Company-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Company-Provided Information), (ii) expressed no view or opinion regarding the reasonableness or achievability of the Financial Projections, any other estimates or any other forward-looking information provided by the Company or the assumptions upon which any of the foregoing were based and (iii) relied upon the assurances of the Company’s senior management that they were unaware of any facts or circumstances that would have made the Company-Provided Information incomplete, inaccurate or misleading.

•

Guggenheim Securities (i) was advised by the Company’s senior management, and Guggenheim Securities assumed, that the Financial Projections had been (y) reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the Company’s senior management as to the expected future performance of the Company on a stand-alone basis and (z) reviewed by the Company Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering Guggenheim Securities’ opinion and (ii) assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties were reasonable and reliable.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•

Guggenheim Securities was asked by the Company Board to solicit indications of interest from various potential acquirors regarding a potential extraordinary corporate transaction with the Company and considered the results of such solicitation process in rendering its opinion.

•

Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company or any other entity or the solvency or fair value of the Company or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•

Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in Guggenheim Securities’ opinion should be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of the Company’s senior management and the Company’s other professional advisors with respect to such matters. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Transactions to the Company or its securityholders.

Guggenheim Securities further assumed that:

•

in all respects meaningful to its analyses, (i) the final executed form of the Merger Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) the Company, Parent and Purchaser will comply with all terms and provisions of the Merger Agreement and (iii) the representations and warranties of the Company, Parent and Purchaser contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Transactions would be satisfied without any waiver, amendment or modification thereof; and

•

the Transactions will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on the Company, Parent, Purchaser or the Transactions in any way meaningful to Guggenheim Securities’ analyses and opinion.

Summary of Financial Analyses

Overview of Financial Analyses

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Company Board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Company Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various professional judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•

based its financial analyses on various assumptions, including assumptions concerning general economic, business and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of the Company, Parent, Purchaser and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual financial analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all its financial analyses and did not attribute any particular weight to any one financial analysis or factor; and

•

ultimately arrived at its opinion based on the results of all its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•

Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•	None of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to the Company.

•

None of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the Transactions.

•

However, such companies and transactions were selected by Guggenheim Securities, among other reasons, because they represented publicly traded companies or involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to the Company based on Guggenheim Securities’ familiarity with the dredging and/or offshore/marine services industry in the United States.

•

In any event, selected publicly traded companies analysis and selected precedent merger and acquisition transactions analysis are not mathematical. Rather, such analyses involve complex considerations and professional judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected publicly traded companies to which the Company was compared and the selected precedent merger and acquisition transactions to which the Transactions were compared.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

•	Unless otherwise noted below, all stock price data is as of February 10, 2026.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following defined terms are used in connection with Guggenheim Securities’ various financial analyses.

•	“EBITDA” means the relevant company’s operating earnings (after deduction of stock-based compensation) before interest, taxes, depreciation and amortization.

•	“EBITA” means the relevant company’s operating earnings (after deduction of stock-based compensation) before interest, taxes, and amortization.

•

“Enterprise Value” represents the Company’s Net Equity Value (as defined below) plus (i) the principal or face amount of total debt and (ii) the after-tax book value of underfunded pension liabilities plus (iii) the book value of any non-controlling/minority interests less (iv) cash, cash equivalents, and certain other cash-like items and (v) the book value of any non-consolidated investments.

•

“Net Equity Value” means the Company’s (i) gross equity value as calculated (a) based on outstanding common shares, restricted stock units and performance stock units (in each of the foregoing cases, as applicable) plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and/or stock warrants multiplied by (b) the relevant company’s stock price less (ii) the cash proceeds from the assumed exercise of all in-the-money stock options and stock warrants.

Recap of Implied Transaction Financial Metrics

Based on the Offer Price of $17.00 per Share in cash, Guggenheim Securities calculated various transaction-implied premia (relative to the Company’s stock price as of February 10, 2026, the last trading day prior to the announcement of the Transactions) and transaction-implied multiples as outlined in the table below:

Transaction-Implied Premia and Transaction-Implied Multiples

Transaction Price per Share	$17.00

	Company Stock Price
Acquisition Premium Relative to Company’s:
Closing Stock Price @ February 10, 2026	$16.14	5%
Volume Weighted Average Share Prices @ February 10, 2026
30-Day	$14.90	14%
60-Day	$14.28	19%
90-Day	$13.64	25%

Past Year’s High Stock Price	$16.14	5%
All-Time High Stock Price	$16.17	5%

Transaction Enterprise Value / EBITDA for Company:
2025A – Company Management Estimates		9.0x
Wall Street Consensus Estimates		9.1x
2026E – Company Management Estimates		8.3x
Wall Street Consensus Estimates		9.2x

Transaction Enterprise Value / EBITA for Company:
2025A – Company Management Estimates		12.0x
Wall Street Consensus Estimates		12.2x
2026E – Company Management Estimates		12.0x
Wall Street Consensus Estimates		13.1x

Summary of Financial Analyses

In evaluating the Company in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analysis, selected publicly traded companies analysis and selected precedent merger and acquisition transactions analysis. Solely for informational reference purposes, Guggenheim Securities also performed an illustrative leveraged buyout analysis, reviewed the historical stock price range for the Shares, reviewed Wall Street equity research analysts’ stock price targets for the Shares and reviewed the premia paid in selected precedent merger and acquisition transactions.

Summary of Financial Analyses

Transaction Price per Share	$17.00

	Reference Range for the Company
	Low	High
Financial Analyses
Discounted Cash Flow Analysis	$14.72	$19.00
Selected Publicly Traded Companies Analysis:
2026E EBITDA	$10.83	$18.90
2026E EBITA	$13.26	$20.69
Selected Precedent M&A Transactions Analysis – NTM EBITDA	$12.17	$22.94
For Informational Reference Purposes
Leveraged Buyout Analysis	$14.27	$18.49
Company’s Stock Price Range During Past Year	$7.67	$16.14
Wall Street Equity Research Stock Price Targets
Price Targets (as of February 10, 2026)	$16.00	$20.00
NPV of Price Targets (as of February 10, 2026)	$14.19	$17.74
Premia Paid Analysis
Premium to Unaffected	$19.36	$23.87
Premium to 90-Day Volume Weighted Average Share Price	$16.96	$20.53
Premium to 52-Week High	$14.71	$19.03

Discounted Cash Flow (DCF) Analysis

Guggenheim Securities performed a stand-alone discounted cash flow analysis of the Company based on projected, after-tax unlevered free cash flows (after deduction of stock-based compensation) for the Company and an estimate of its terminal/continuing value at the end of the projection horizon.

In performing its discounted cash flow analysis with respect to the Company:

•	Guggenheim Securities utilized the Financial Projections.

•	Guggenheim Securities used a discount rate range of 10.25% – 11.50% based on its estimate of the Company’s weighted average cost of capital.

•

In estimating the Company’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of the Company’s terminal year normalized after-tax unlevered free cash flow of 2.25% – 2.75%. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to the Company’s implied terminal year EBITDA multiples.

Guggenheim Securities’ discounted cash flow analysis resulted in an overall reference range of $14.72 – $19.00 per Share for purposes of the discounted cash flow value of the Company’s Shares to the Offer Price of $17.00 per Share.

Selected Publicly Traded Companies Analysis

Guggenheim Securities reviewed and analyzed the Company’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for the Company and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

Selected Publicly Traded Companies Analysis

Trading Enterprise Value / 2026E
	EBITDA	EBITA
Orion Group Holdings, Inc.	11.3x	26.6x
Oceaneering International, Inc.	8.2x	10.2x
Tidewater, Inc.	6.8x	10.1x
Helix Energy Solutions Group, Inc.	4.5x	10.2x

Statistical Summary
25th Percentile	6.3x	10.2x
Median	7.5x	10.2x
75th Percentile	9.0x	14.3x

Company Metrics
Wall Street Consensus Estimates	8.8x	12.6x
Company Management Estimates	8.0x	11.6x
Transaction Price-Implied Multiple – Wall Street Consensus Estimates	9.2x	13.1x
Transaction Price-Implied Multiple – Company Management Estimates	8.3x	12.0x

In performing its selected publicly traded companies analysis with respect to the Company, Guggenheim Securities selected, based on its professional judgment and experience, reference ranges of trading multiples as summarized in the table below and applied such trading multiples to the Financial Projections:

Guggenheim Securities’ Selected Public Market Trading Multiple Reference Range

	Low	High
Trading Enterprise Value / 2026E EBITDA	6.0x	9.0x
Trading Enterprise Value / 2026E EBITA	10.0x	14.0x

Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range of (i) $10.83 – $18.90 per Share based on Enterprise Value / 2026E EBITDA and (ii) $13.26 – $20.69 per Share based on Enterprise Value / 2026E EBITA, as compared to the Offer Price of $17.00 per Share.

Selected Precedent Merger & Acquisition Transactions Analysis

Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on Wall Street equity research consensus estimates, each company’s most recent publicly available financial filings and certain other publicly available information), which are summarized in the table below:

Selected Precedent Merger and Acquisition (M&A) Transactions Analysis
Transaction Enterprise Value /
Date Announced	Acquiror	Target Company	LTM EBITDA	NTM EBITDA
March 2024	Cyan Renewables	MMA Offshore	7.2x	7.0x
March 2022	HAL Holding NV	Royal Boskalis Westminster NV	8.7x	6.7x
December 2020	American Industrial Partners	SEACOR Holdings	10.9x	10.5x

In performing its selected precedent merger and acquisition transactions analysis with respect to the Company, Guggenheim Securities selected, based on its professional judgment and experience, a reference range of NTM EBITDA multiples of 6.5x – 10.5x and applied such transaction multiples to the Financial Projections.

Guggenheim Securities’ selected precedent merger and acquisition transactions analysis resulted in an overall reference range of $12.17 – $22.94 per Share, as compared to the Offer Price of $17.00 per Share.

Other Financial Reviews and Analyses Solely for Informational Reference Purposes

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

Illustrative Leveraged Buyout Analysis

Guggenheim Securities performed an illustrative leveraged buyout analysis of the Company based on projected after-tax free cash flows (before deduction of stock-based compensation expense and after adding back estimated public company cost savings) for the Company and an estimate of its exit value at the end of the projection horizon. In performing its illustrative leverage buyout analysis:

•	Guggenheim Securities based its illustrative leveraged buyout analysis on the Financial Projections.

•

Guggenheim Securities assumed that a financial sponsor acquiring the Company would require an illustrative five-year internal rate of return ranging from 17.5% – 22.5% (before giving effect to the negative impact on the IRR from any potential management promote).

•

Guggenheim Securities assumed that (i) such illustrative leveraged buyout transaction was completed with an illustrative initial leverage ratio of approximately 3.75x LTM EBITDA that implied a debt-to-capital ratio of 40% and (ii) the financial sponsor would exit its investment at the end of the five-year projection horizon based on an Enterprise Value / LTM EBITDA multiple of 8.5x – 9.5x.

•

In setting the foregoing exit multiple range in connection with such illustrative leveraged buyout analysis, Guggenheim Securities considered, among other things, (i) the prevailing trading multiples and historical trading multiple ranges for the Company’s Shares and those of its peer group, (ii) the valuation multiples observed in certain relevant precedent merger and acquisition transactions, and (iii) the terminal value multiple range implied by its discounted cash flow analysis.

•

Guggenheim Securities’ illustrative leveraged buyout analysis resulted in an overall reference range of $14.27 – $18.49 per Share for purposes of valuing the Company’s Shares in the context of a hypothetical sale to a financial sponsor in a leveraged buyout transaction, as compared to the Offer Price of $17.00 per Share.

Stock Price Trading History

Guggenheim Securities reviewed the Company’s stock price trading history for the 52 weeks ending on February 10, 2026. The Shares were traded in a range of $7.67 – $16.14 per Share.

Wall Street Equity Research Analyst Stock Price Targets

Guggenheim Securities reviewed selected Wall Street equity research analyst stock price targets for the Company as published prior to February 10, 2026 (the last day prior to the announcement of the Transaction).

•	Guggenheim Securities noted that such Wall Street equity research analyst stock price targets for the Shares were $16.00 – $20.00 per Share.

•

Using a discount rate of 12.75% (which reflected the midpoint of Guggenheim Securities’ estimate of the Company’s cost of equity), Guggenheim Securities discounted back such Wall Street equity research analysts’ stock price targets to arrive at present values of such Wall Street equity research analyst stock price targets for the Company’s Shares of $14.19 – $17.74 per Share.

Premia Paid in Selected Precedent Merger and Acquisition Transactions

Guggenheim Securities reviewed, based on publicly available information, the premia paid or proposed to be paid in connection with selected precedent merger and acquisition transactions with values greater than one billion dollars announced within the last ten years, excluding management buyouts and related party transactions, that Guggenheim Securities deemed relevant for the analysis.

•

Guggenheim Securities noted that such precedent M&A transaction-related premia ranged from (i) 20% – 48% based on the 25th to 75th percentile for the target companies’ unaffected premium, which applied to the February 10, 2026 closing price of the Shares resulted in a range of $19.36 – $23.87 per Share, (ii) 24% – 51% based on the 25th to 75th percentile for the target companies’ unaffected 90 trading day volume weighted average share price, which applied to the 90 trading day volume weighted average price of the Shares ending on February 10, 2026 resulted in a range of $16.96 – $20.53 per Share and (iii) (9)% – 18% based on the 25th to 75th percentile for the target companies’ 52-week high, which applied to the 52-week high for the period ending on February 10, 2026 resulted in a range of $14.71 – $19.03 per Share.

Other Considerations

Except as described in the summary above, the Company did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Transactions were determined through negotiations between the Company and Parent and were approved by the Company Board. The decision to enter into the Merger Agreement was solely that of the Company Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Company Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Company Board with respect to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than Excluded Shares).

Other than described in Item 5 under the heading “Persons/Assets Retained, Employed, Compensated or Used”, Guggenheim Securities has not been previously engaged during the past two years by the Company, nor has Guggenheim Securities been previously engaged during the past five (5) years by Parent, to provide financial advisory or investment banking services for which Guggenheim Securities received fees. For a description of the terms of Guggenheim Securities’ engagement with the Company, see the discussion set forth in Item 5 under the heading “Persons/Assets Retained, Employed, Compensated or Used”. Guggenheim Securities may in the future seek to provide the Company, Parent or their respective affiliates with financial advisory and investment banking services unrelated to the Transactions, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to the Company, Parent, other participants in the Transactions or their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly or indirectly hold long or short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to the Company, Parent other participants in the Transactions or their respective affiliates. Furthermore, Guggenheim Securities and its affiliates’ and related entities’ respective directors, officers, employees, consultants and agents may have investments in the Company, Parent other participants in the Transactions or their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to the Company, Parent, other participants in the Transactions or their respective affiliates or the Transactions that differ from the views of Guggenheim Securities’ investment banking personnel.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither GLDD nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to GLDD’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of GLDD, for which services no additional compensation will be paid.

The Company engaged Guggenheim Securities as its financial advisor in connection with the Transactions, including with respect to its evaluation of the Offer Price and the Merger Consideration. In connection with such engagement, Guggenheim Securities provided to the Company Board Guggenheim Securities’ opinion described in Item 4 above under the headings “The Solicitation or Recommendation—Opinion of Guggenheim Securities, LLC” and “The Solicitation or Recommendation—Background of the Offer and the Merger” and filed as Annex A hereto and incorporated herein by reference. Guggenheim Securities’ opinion and any materials provided in connection therewith do not constitute advice or a recommendation to any stockholder of the Company as to whether or not that stockholder should tender any Shares pursuant to the Offer, or otherwise act with respect to the Transactions or any other matter. Pursuant to the terms of Guggenheim Securities’ engagement letter, the Company has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value associated with the Transaction) upon consummation of the Transactions, which cash transaction fee is currently estimated to be approximately $23.1 million. In connection with Guggenheim Securities’ engagement, the Company has agreed to pay Guggenheim Securities a cash opinion fee of $2.0 million that became payable upon delivery of Guggenheim Securities’ opinion, which will be credited against the foregoing cash transaction fee. In addition, the Company has agreed to reimburse Guggenheim Securities for certain expenses and indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

Additional information related to Guggenheim Securities’ retention as GLDD’s financial advisor is set forth in Item 4 under the headings “The Solicitation or Recommendation—Opinion of Guggenheim Securities, LLC” and “The Solicitation or Recommendation—Background of the Offer and the Merger” and is hereby incorporated herein by reference. GLDD selected Guggenheim Securities as its financial advisor based upon, among other things, Guggenheim Securities’ qualifications, expertise and reputation and its knowledge of the Company’s business and the industry in which it operates.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Information regarding the beneficial ownership of shares by the current executive officers and directors of the Company in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers and Directors” is incorporated into this Item 6 by reference.

Other than the grant of RSU Awards (including the grant of Time-Based RSU Awards to executive officers on February 25, 2026, as described above) in accordance with the terms of the Merger Agreement, no transactions with respect to the Shares have been effected by GLDD or, to the knowledge of GLDD after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9) or incorporated in this Schedule 14D-9 by reference, GLDD is not undertaking or engaging in any negotiations in response to the Offer that relate to:

•	a tender offer for or other acquisition of GLDD’s securities by GLDD, any of its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving GLDD or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of GLDD or any of its subsidiaries; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of GLDD.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9) or incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or result in, one or more of the matters referred to in the preceding paragraph.

As described in the Merger Agreement, the Company Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in the Offer to Purchase in Section 11 under the caption “The Tender Offer—Summary of the Merger Agreement and Certain Other Agreements”.

The information contained in this Schedule 14D-9 set forth above under the heading “The Solicitation of Recommendation—Background and Reasons for the Company’s Board Recommendation” is hereby incorporated by reference. The information contained in the Offer to Purchase in Section 12 under the caption “The Tender Offer—Purpose of the Offer and Plans for GLDD” is also hereby incorporated by reference.

ITEM 8. ADDITIONAL INFORMATION

The information set forth above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers and Directors” is incorporated herein by reference.

Quantification of Named Executive Officer Payments and Benefits

See above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers and Directors—Quantification of Payments and Benefits to the Company’s Named Executive Officers” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Stockholder Approval of the Merger Not Required

On February 10, 2026, the Company Board unanimously (i) determined that it is in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement; (ii) declared that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable; (iii) approved the execution, delivery and performance of, and adopted, the Merger Agreement and the consummation of the Transactions, including the Merger and the Offer, in accordance with the DGCL; (iv) resolved that the Merger shall be effected under and governed by Section 251(h) of the DGCL; and (v) recommended that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of the remaining stockholders of the Company before effecting the Merger in accordance with Section 251(h) of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase pursuant to such offer, together with the stock otherwise owned by the corporation making the effort and its affiliates and any “rollover stock” (as defined in Section 251(h) of the DGCL) equals at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the other stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. If the Offer is successful and the Merger is consummated, Company stockholders and beneficial owners of Shares who do not tender their Shares in the Offer, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the “fair value.” For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “—Appraisal Rights.” Any stockholder of the Company who does not validly demand appraisal rights under the DGCL will receive the same cash consideration for his, her or its Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights

Holders of the Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, GLDD stockholders and beneficial owners who continuously hold or own Shares through the Effective Time, who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Purchaser accepts properly tendered Shares for purchase and did not otherwise waive their appraisal rights), (ii) comply with the applicable requirements and procedures for appraisal of their Shares under Section 262 of the DGCL (“Section 262”), and (iii) do not thereafter withdraw their demands for appraisal or otherwise lose their rights of appraisal, in each case, in accordance with the DGCL, prior to the Effective Time, will be entitled to demand appraisal of their Shares and to receive, in lieu of the consideration payable in the Merger, payment in cash for the “fair value” of their Shares, as determined by the Delaware Court of Chancery, under Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary does not constitute any legal or other advice and does not constitute a recommendation that record holders or beneficial owners of Common Stock exercise their appraisal rights under Section 262.

Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262, which may be accessed without subscription or cost at the link in the preceding paragraph, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. All references in Section 262 and in this summary to a (i) “GLDD stockholder” or a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

Under Section 262, if the Merger is completed, GLDD stockholders and beneficial owners who: (i) properly submit a written demand for appraisal of their Shares; (ii) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Purchaser accepts properly tendered Shares for purchase and do not otherwise waive their appraisal rights); (iii) hold such Shares on the date of the making of a demand under clause (i) and continue to hold their Shares of record or beneficially, as applicable, through the effective date of the Merger; (iv) do not thereafter withdraw their demand for appraisal of their Shares or otherwise lose their appraisal rights, each in accordance with the DGCL; and (v) otherwise timely and strictly comply with the statutory requirements and satisfy certain ownership thresholds set forth in Section 262, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the Shares, together with interest to be paid on the amount determined to be “fair value,” if any, as determined by the Delaware Court of Chancery. A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(3) of Section 262 summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the effective date of the Merger and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which that demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below) required by Section 262(f). The Shares are currently listed on a national securities exchange, and, assuming such Shares remain listed on a national securities exchange immediately prior to the Merger (which GLDD expects to be the case), after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal as measured in accordance with subsection (g) of Section 262; or (ii) the value of the aggregate Merger Consideration provided for such total number of Shares exceeds $1,000,000 (conditions (i) and (ii) referred to as the “ownership thresholds”).

Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, and except as otherwise provided in subsection (h) of Section 262, interest on an appraisal award from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and accrue at five percent (5%) over the Federal Reserve System (the “Federal Reserve”) discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may voluntarily pay to each person entitled to appraisal an amount in cash pursuant to subsection (h) of Section 262, in which case interest will accrue after the time of such payment as provided herein only on the sum of (i) the difference, if any, between the amount so paid and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) any interest theretofore accrued prior to the time of such payment. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. Persons considering seeking appraisal should be aware that the “fair value” of their Shares as determined pursuant to Section 262 of the DGCL could be more than, the same as, or less than the value of the Merger Consideration that they would receive pursuant to the Merger Agreement if they did not seek appraisal of their Shares.

Under Section 262, if the Merger is approved pursuant to Section 251(h) of the DGCL, GLDD, before the effective date of the Merger, or the Surviving Corporation, within ten (10) days after the effective date of the Merger, must notify each of its stockholders who is entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all of the Shares and include in the notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes GLDD’s notice to the GLDD stockholders of appraisal rights under Section 262 of the DGCL, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review Section 262 carefully. Failure to comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. A person who loses his, her or its appraisal rights will be entitled to receive the Merger Consideration if his, her or its Shares are not tendered (or, if tendered, are validly and subsequently withdrawn prior to the time Purchaser accepts properly tendered Shares for purchase). Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, GLDD believes that if a person considers exercising such rights, that person should seek the advice of legal counsel.

Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their Shares must satisfy ALL of the following conditions:

•

within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the mailing of this Schedule 14D-9 (which date of mailing is on or about March 4, 2026), deliver to GLDD a written demand for appraisal of Shares held, which demand must reasonably inform GLDD of the identity of the stockholder or beneficial owner and that such stockholder or beneficial owner is demanding appraisal and, in the case of a demand made by a beneficial owner of Shares, must also reasonably identify the holder of record of the Shares for which the demand is being made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the Verified List (as defined below);

•

not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Purchaser accepts properly tendered Shares for purchase and do not otherwise waive their appraisal rights);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

•	otherwise timely and strictly comply with the procedures of Section 262.

Within one hundred and twenty (120) days after the effective date of the Merger, any person who has complied with the applicable requirements of Section 262 and is otherwise entitled to appraisal rights, or the Surviving Corporation, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a person, demanding a determination of the “fair value” of the Shares held by all such persons that have demanded appraisal. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

In addition, after an appraisal petition has been filed, the Delaware Court of Chancery, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all persons who asserted appraisal rights unless one of the ownership thresholds is met.

Filing Written Demand

Any GLDD stockholder or beneficial owner wishing to exercise appraisal rights must deliver to GLDD, within the later of the consummation of the Offer and twenty (20) days after the mailing of this Schedule 14D-9 (which date of mailing is on or about March 4, 2026), a written demand for the appraisal of such person’s Shares. A person exercising appraisal rights must hold the Shares for which they will seek appraisal upon the making of the demand for appraisal and must continue to hold the Shares through the effective date of the Merger. A stockholder’s or beneficial owner’s failure to make the written demand within the requisite time period described above will constitute a waiver of appraisal rights.

Record Holders

A stockholder is entitled to demand appraisal rights for the Shares registered in that stockholder’s name, provided that (i) such stockholder continuously owns such Shares through the effective date of the Merger and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such stockholder for appraisal in respect of such Shares reasonably informs GLDD of the identity of the stockholder and states that the stockholder intends thereby to demand appraisal of the stockholder’s Shares in connection with the Merger.

Beneficial Owners

A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(3) of Section 262 summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the effective date of the Merger and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to:

Great Lakes Dredge & Dock Corporation

9811 Katy Freeway, Suite 1200

Houston, Texas 77024

Attn: Vivienne R. Schiffer, Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

Any person entitled to appraisal rights who has delivered a written demand to GLDD and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration by delivering to GLDD a written withdrawal of the demand for appraisal at any time within sixty (60) days after the effective date of the Merger. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Merger Consideration within sixty (60) days after the effective date of the Merger. If an appraisal proceeding is commenced, except with respect to any person who withdraws such person’s demand in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a stockholder or beneficial owner, such stockholder or beneficial owner will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Merger Consideration.

Notice by the Surviving Corporation

If the Merger is completed, within ten (10) days after the effective date of the Merger, the Surviving Corporation will notify each stockholder who has properly made a written demand for appraisal pursuant to Section 262 and who has not tendered their Shares, and any beneficial owner who has demanded appraisal in accordance with Section 262, that the Merger has become effective and the effective date of the Merger.

Filing a Petition for Appraisal

Within one hundred and twenty (120) days after the effective date of the Merger, but not thereafter, the Surviving Corporation or any person who has complied with Section 262 and who is otherwise entitled to seek appraisal under Section 262 (including for this purpose any beneficial owner of the relevant Shares) may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the “fair value” of the Shares held by all such persons that have demanded appraisal. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the “fair value” of the Shares. Accordingly, any stockholders or beneficial owners who desire to have their Shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their Shares within the time and in the manner prescribed in Section 262. The failure of a stockholder or beneficial owner to file such a petition within the period specified in Section 262 could nullify such person’s previous written demand for appraisal.

Within one hundred and twenty (120) days after the effective date of the Merger, any person who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which GLDD has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must send this statement to the requesting stockholder or beneficial owner within ten (10) days after receipt by the Surviving Corporation of the written request for such a statement or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is duly filed by any person other than the Surviving Corporation and a copy thereof is served upon the Surviving Corporation, the Surviving Corporation will then be obligated within twenty (20) days after such service to file with the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The form of the notice by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the Surviving Corporation.

After notice to the persons shown on the Verified List as required by the Delaware Court of Chancery, such court is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require persons who have demanded an appraisal for their Shares and who hold Shares represented by certificates (if any) to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings and, if any person fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. In addition, assuming the Common Stock remained listed on a national securities exchange immediately prior to the Effective Time, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who have asserted appraisal rights if neither of the ownership thresholds is met.

Determination of “Fair Value”

After the Delaware Court of Chancery determines which persons are entitled to appraisal and that at least one (1) of the ownership thresholds described above has been satisfied, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (i) the difference, if any, between the amount so paid by the Surviving Corporation and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) interest accrued prior to the time of such voluntary payment, unless paid at that time.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

Persons considering seeking appraisal should be aware that the “fair value” of their Shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the Merger Consideration they would receive pursuant to the Merger if they did not seek appraisal of their Shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the Merger Consideration is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although GLDD believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Neither GLDD nor Parent anticipates offering more than the Merger Consideration to any person exercising appraisal rights, and each of GLDD and Parent reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a Share is less than the Merger Consideration. If a demand for appraisal is duly withdrawn, if a petition for appraisal is not timely filed, if neither of the ownership thresholds described above has been satisfied (assuming the Common Stock remains listed on a national securities exchange immediately prior to the Effective Time), or other requirements imposed by Section 262 to perfect and seek appraisal are not satisfied, then the right to an appraisal will cease.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The Delaware Court of Chancery will direct the payment of the “fair value” of the Shares, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may also order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such determination or assessment, each party bears its own expenses.

If any person who demands appraisal of his, her or its Shares under Section 262 fails to perfect, or effectively loses or withdraws, such person’s right to appraisal, the person’s Shares will be deemed to have been converted, at the Effective Time into the right to receive the Merger Consideration, without interest. A person will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within one hundred and twenty (120) days after the effective date of the Merger, if neither of the ownership thresholds described above has been satisfied (assuming the Common Stock remains listed on a national securities exchange immediately prior to the Effective Time) or if the person delivers to the Surviving Corporation a written withdrawal of the person’s demand for appraisal in accordance with Section 262.

From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to tender such Shares or to receive payment of dividends or other distributions on such Shares, except dividends or other distributions payable to stockholders as of a record date which is prior to the Effective Time. If a person who has made a demand for appraisal delivers to the Surviving Corporation a written withdrawal of the demand for an appraisal in respect of some or all of such person’s Shares within sixty (60) days after the effective date of the Merger, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as such court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262; provided, however, that the foregoing shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the effective date of the Merger.

Failure to comply with all of the procedures set forth in Section 262 may result in the loss of a record holder’s or beneficial owner’s statutory appraisal rights. In that event, if you have not tendered your Shares (or, if tendered, you have validly and subsequently withdrawn such Shares prior to the time Purchaser accepts properly tendered Shares for purchase), you will be entitled to receive the Merger Consideration for your dissenting Shares in accordance with the Merger, without interest, less any applicable withholding taxes. Consequently, any stockholder or beneficial owner wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDERED SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statutes

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire fifteen percent (15%) or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

The Company Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements” and in Item 4 under the heading “The Solicitation or Recommendation,” and the restrictions on “business combinations” described in Section 203 of the DGCL are inapplicable to the Transactions, including the Offer and the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of GLDD, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, which has been filed with the SEC on February 23, 2026, as may be amended from time to time.

Legal Proceedings

As of the date of filing this Schedule 14D-9, there is currently no pending litigation that GLDD is aware of relating to the Offer, the Merger or the other Transactions.

Regulatory Approvals

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms filed by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the waiting period for the acquisition of Shares by Purchaser pursuant to the Offer is fifteen (15) days from the date of filing by the acquiring person. Parent and GLDD submitted their respective HSR filings on March 3, 2026, and the waiting period will expire at 11:59 p.m. Eastern Time on March 18, 2026. However, this period may be extended if the acquiring person voluntarily withdraws and refiles to allow a second fifteen (15)-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten (10) days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent or GLDD. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States or state antitrust laws. Parent and GLDD do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

Parent and GLDD are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger.

Conditions to the Offer

The information set forth in the Offer to Purchase in Section 15 under the caption “The Tender Offer—Conditions of the Offer” is incorporated herein by reference.

Forward-Looking Statements

Forward-looking statements made herein with respect to the tender offer and related transactions, including, for example, the timing of the completion of the tender offer and the merger or the potential benefits of the tender offer and the merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company’s and Parent’s actual results may differ materially from its expectations or projections. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “target,” “project,” “contemplate,” “predict,” “potential,” “continue,” “may,” “would,” “could,” “should,” “seeks,” “scheduled to,” or other similar words, or the negative of these terms or other variations of these terms or comparable language.

The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements. Such factors include, but are not limited to, the effect of the announcement of the tender offer and related transactions on the Company’s and Parent’s relationships with employees, governmental entities and other business relationships, operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, and the risk that the merger agreement may be terminated in circumstances that require the Company to pay a termination fee; the possibility that competing offers will be made; the outcome of any legal proceedings that may be instituted against the Company and Parent related to the transactions contemplated by the merger agreement, including the tender offer and the merger; uncertainties as to the timing of the tender offer; uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer; the failure to satisfy other conditions to consummation of the tender offer or the merger on the anticipated timeframe or at all, including the receipt of regulatory approvals related to the merger (and any conditions, limitations or restrictions placed on these approvals); risks that the tender offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; and those risks and uncertainties discussed from time to time in the Company’s other reports and other public filings with the SEC.

Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its periodic filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2025. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on the Company’s website at gldd.com under “Investors—Financials & Filings—SEC filings” or upon request via email to EMBirge@gldd.com. All forward-looking statements contained in this communication are based on information available to the Company and Parent as of the date hereof and are made only as of the date of this communication. The Company and Parent disclaim any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required under applicable law. These forward-looking statements should not be relied upon as representing the Company’s or Parent’s views as of any date subsequent to the date of this communication. In light of the foregoing, investors are urged not to rely on any forward-looking statement in reaching any conclusion or making any investment decision about any securities of the Company or Parent.

The Company’s stockholders and other investors can obtain the Schedule TO, this Schedule 14D-9 and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company and Saltchuk will be available free of charge under “SEC Filings” on the Company’s website at gldd.com under “Investors—Financials & Filings—SEC filings”. In addition, the Company’s stockholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer, Mackenzie Partners, Inc., as named in the Offer to Purchase included in the Schedule TO.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated March 4, 2026 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(v)	Summary Advertisement as published on March 4, 2026 in The New York Times (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(i)	Opinion of Guggenheim Securities, LLC, dated February 10, 2026 (included as Annex A to this Schedule 14D-9).

(a)(5)(ii)	Joint Press Release of the Company and Parent, dated February 11, 2026 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 11, 2026).

(a)(5)(iii)	Email and FAQ document from Lasse Petterson, Chief Executive Officer of the Company, sent to the Company’s employees, dated February 11, 2026 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9-C filed by the Company with the SEC on February 11, 2026).

(a)(5)(iv)	Company social media post, dated February 11, 2026 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9-C filed by the Company with the SEC on February 11, 2026).

(a)(5)(v)*	Joint Press Release of the Company and Parent, dated March 4, 2026.

(e)(1)	Agreement and Plan of Merger, dated as of February 10, 2026, by and among the Company, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 11, 2026).

(e)(2)*	Non-Disclosure Agreement, dated October 1, 2025, by and between the Company and Parent.

(e)(3)	Form of Transaction Bonus Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 11, 2026).

(e)(4)	Letter Agreement dated as of February 10, 2026, by and among the Company, Parent and Lasse Petterson (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company with the SEC on February 11, 2026).

(e)(5)	Letter Agreement dated as of February 10, 2026, by and among the Company, Parent and Scott Kornblau (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company with the SEC on February 11, 2026).

(e)(6)	Letter Agreement dated as of February 10, 2026, by and among the Company, Parent and Vivienne R. Schiffer (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Company with the SEC on February 11, 2026).

(e)(7)	Second Amended and Restated Certificate of Incorporation of Great Lakes Dredge & Dock Corporation, effective May 9, 2024 (incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 6, 2024).

(e)(8)	Second Amended and Restated Bylaws of Great Lakes Dredge & Dock Corporation dated as of January 12, 2023 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the SEC on January 19, 2023).

(e)(9)*	Confidentiality Agreement, dated January 7, 2026, by and between the Company and Parent.

(e)(10)	Employment Agreement between Great Lakes Dredge & Dock Corporation and Lasse Petterson, dated as of April 28, 2017 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 1, 2017).

(e)(11)	Employment Agreement between Great Lakes Dredge & Dock Corporation and Scott Kornblau, dated as of September 29, 2021 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on October 4, 2021).

(e)(12)	Employment Agreement between Great Lakes Dredge & Dock Corporation and Vivienne Schiffer, dated as of December 7, 2020 (incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed by the Company with the SEC on February 23, 2022).

(e)(13)	Employment Agreement between Great Lakes Dredge & Dock Corporation and Eleni Beyko, dated as of January 8, 2021 (incorporated herein by reference to Exhibit 10.4 to the Annual Report on Form 10-K filed by the Company with the SEC on February 16, 2024).

(e)(14)	Great Lakes Dredge & Dock Company, LLC Severance Pay Plan (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the SEC on February 11, 2026).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Vivienne R. Schiffer

Name:	Vivienne R. Schiffer
Title:	Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

Date: March 4, 2026

ANNEX A

OPINION OF GUGGENHEIM SECURITIES, LLC

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

February 10, 2026

The Board of Directors

Great Lakes Dredge & Dock Corporation

9811 Katy Freeway, Suite 1200

Houston, TX 77024

Members of the Board:

We understand that Saltchuk Resources, Inc. (“Saltchuk”), Huron MergeCo., Inc., a wholly owned subsidiary of Saltchuk (“Purchaser”), and Great Lakes Dredge & Dock Corporation (“Great Lakes”) intend to enter into an Agreement and Plan of Merger to be dated as of February 10, 2026 (the “Agreement”) pursuant to which (i) Purchaser will commence the Offer (as defined below) and (ii) following consummation of the Offer, Purchaser and Great Lakes will effect the Merger (as defined below). Pursuant to the Agreement, (i) Purchaser will commence a tender offer to purchase any and all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Great Lakes (the “Shares” and, such tender offer, the “Offer”), other than Shares owned by Saltchuk, Purchaser or their affiliates, at a price of $17.00 per Share in cash (the “Offer Price”) and (ii) following consummation of the Offer, (y) Purchaser will merge with and into Great Lakes (the “Merger” and, taken together with the Offer as an integrated transaction, the “Transaction”) and Great Lakes will become a wholly owned subsidiary of Saltchuk and (z) pursuant to the Merger, each Share will be converted into the right to receive an amount equal to the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Offer Price to be received by the holders of Shares (other than (i) Shares that are held in the treasury of Great Lakes or owned by Great Lakes, (ii) Shares owned by Saltchuk, Purchaser or any direct or indirect subsidiary of Saltchuk or Purchaser, (iii) any Dissenting Shares (as defined in the Agreement) and (iv) any Shares held by any Affiliate (as defined in the Agreement) of Great Lakes or Saltchuk (the shares referred to in clauses (i) through (iv), the “Excluded Shares”)) is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have:

•	Reviewed a draft of the Agreement dated as of February 10, 2026;

•	Reviewed certain publicly available business and financial information regarding Great Lakes;

•

Reviewed certain non-public business and financial information regarding Great Lakes and its businesses and future prospects (including certain financial projections for Great Lakes on a stand-alone basis for the years ending December 31, 2025 through December 31, 2030 (the “Great Lakes-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for our use by Great Lakes’ senior management (collectively, the “Great Lakes-Provided Information”);

•

Discussed with Great Lakes’ senior management their views of Great Lakes’ businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the dredging and offshore energy sectors;

The Board of Directors

Great Lakes Dredge & Dock Corporation

February 10, 2026

•	Performed discounted cash flow analyses based on the Great Lakes-Provided Financial Projections;

•	Reviewed the valuation and financial metrics of certain precedent mergers and acquisitions that we deemed relevant in evaluating the Transaction;

•	Reviewed the historical prices, certain trading multiples and the trading activity of the Shares;

•

Compared the financial performance of Great Lakes and certain trading multiples and the trading activity of the Shares with corresponding data for certain publicly traded companies that we deemed relevant in evaluating Great Lakes;

•	Performed illustrative leveraged buyout analyses based on the Great Lakes-Provided Financial Projections; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•

We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Great Lakes (including, without limitation, the Great Lakes-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Great Lakes-Provided Information), (ii) express no view or opinion regarding the reasonableness or achievability of the Great Lakes-Provided Financial Projections, any other estimates or any other forward-looking information provided by Great Lakes or the assumptions upon which any of the foregoing are based and (iii) have relied upon the assurances of Great Lakes’ senior management that they are unaware of any facts or circumstances that would make the Great Lakes-Provided Information incomplete, inaccurate or misleading.

•

We (i) have been advised by Great Lakes’ senior management, and have assumed, that the Great Lakes-Provided Financial Projections have been (y) reasonably prepared on bases reflecting the best currently available estimates and judgments of Great Lakes’ senior management as to the expected future performance of Great Lakes on a stand-alone basis and (z) reviewed by Great Lakes’ Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) have assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties are reasonable and reliable.

During the course of our engagement, we were asked by Great Lakes’ Board of Directors to solicit indications of interest from various potential acquirors regarding a potential extraordinary corporate transaction with Great Lakes, and we have considered the results of such solicitation process in rendering our opinion.

The Board of Directors

Great Lakes Dredge & Dock Corporation

February 10, 2026

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Great Lakes or any other entity or the solvency or fair value of Great Lakes or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Great Lakes’ senior management and Great Lakes’ other professional advisors with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to Great Lakes or its securityholders.

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) Great Lakes, Saltchuk and Purchaser will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of Great Lakes, Saltchuk and Purchaser contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Transaction will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Great Lakes, Saltchuk, Purchaser or the Transaction in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to (i) the prices at which the Shares or other securities or financial instruments of or relating to Great Lakes may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on Great Lakes, Saltchuk, Purchaser or their respective securities or other financial instruments, the Transaction or the financing thereof or (iii) the impact of the Transaction on the solvency or viability of Great Lakes, Saltchuk or Purchaser or the ability of Great Lakes, Saltchuk or Purchaser to pay their respective obligations when they come due.

We have acted as a financial advisor to Great Lakes in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Transaction and a portion of which is payable upon the rendering of our opinion. In addition, Great Lakes has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

As previously disclosed, aside from our current engagement by Great Lakes, we have not been previously engaged during the past two years by Great Lakes, nor have we been previously engaged during the past two years by Saltchuk, to provide financial advisory or investment banking services for which we received fees. We may in the future seek to provide Great Lakes, Saltchuk or their respective affiliates with financial advisory and investment banking services unrelated to the Transaction, for which services we would expect to receive compensation.

We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to Great Lakes, Saltchuk, other participants in the Transaction or their respective affiliates, for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Great Lakes, Saltchuk, other participants in the Transaction or their respective affiliates. Furthermore, our and our affiliates’ and related entities’ respective directors, officers, employees, consultants and agents may have investments in Great Lakes, Saltchuk, other participants in the Transaction or their respective affiliates.

The Board of Directors

Great Lakes Dredge & Dock Corporation

February 10, 2026

Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Great Lakes, Saltchuk, other participants in the Transaction or their respective affiliates or the Transaction that differ from the views of our investment banking personnel.

Our opinion has been provided to Great Lakes’ Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders of Shares in connection with the Transaction.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Great Lakes’ Board of Directors with respect to the Transaction, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holders of Shares as to whether to tender any such Shares pursuant to the Offer or how to act in connection with the Transaction or otherwise. Our opinion does not address Great Lakes’ underlying business or financial decision to pursue or effect the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Great Lakes, the financing or funding of the Transaction by Saltchuk or Purchaser or the effects of any other transaction in which Great Lakes might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (y) the Transaction (including, without limitation, the form or structure of the Transaction) or the Agreement or (z) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Great Lakes (other than as expressly specified herein). Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Great Lakes’ directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Price or otherwise.

Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Shares (other than Excluded Shares) is fair, from a financial point of view, to such holders.

The Board of Directors

Great Lakes Dredge & Dock Corporation

February 10, 2026

Very truly yours,

/s/ Guggenheim Securities, LLC

GUGGENHEIM SECURITIES, LLC